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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

EXEGENICS INC.
(Name of Subject Company)

EXEGENICS INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(including the associated share purchase rights)
Series A Convertible Preferred Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

301610 (Common Stock)
CUSIP not applicable for Preferred Stock
(CUSIP Number of Class of Securities)

Ronald L. Goode, Ph.D.
eXegenics Inc.
2110 Research Row
Dallas, Texas 75235
(214) 358-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:
Joel I. Papernik, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
24th Floor
New York, New York 10017
(212) 935-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is eXegenics Inc., a corporation formed under the laws of the State of Delaware ("eXegenics"). The address of the principal executive offices of eXegenics is 2110 Research Row, Dallas, Texas 75235. The telephone number of eXegenics' principal executive offices is (214) 358-2000.

        The title of the classes of securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of eXegenics (the "eXegenics Common Stock"), including the associated rights issued pursuant to the Stockholder Rights Agreement dated as of June 9, 2003, as amended, between eXegenics and American Stock Transfer & Trust Company, as Rights Agent, and the Series A Convertible Preferred Stock, par value $0.01 per share, of eXegenics (the "Preferred Stock" and, together with the eXegenics Common Stock, the "Capital Stock"). As of July 22, 2003, there were 16,184,486 shares of eXegenics Common Stock issued and outstanding and 910,857 shares of Preferred Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address of Person Filing this Statement

        The name, address and telephone number of eXegenics, which is the person filing this Schedule 14D-9, are set forth above under "Item 1—Subject Company Information," which information is incorporated herein by reference. Information regarding eXegenics is available on its website, www.eXegenicsinc.com. Information on eXegenics' website is not incorporated by reference herein.

Exchange Offer

        This Schedule 14D-9 relates to the exchange offer by AVI BioPharma, Inc., an Oregon corporation (the "Purchaser"), and Elk Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser ("Acquisition Sub"), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") by the Purchaser and Acquisition Sub (the "Schedule TO"), dated July 25, 2003, offering to exchange each share of eXegenics Common Stock for 0.103 of a share of the Purchaser's common stock, par value .0001 per share (the "Purchaser's Common Stock"), and each share of Preferred Stock for 0.155 of a share of the Purchaser's Common Stock (such fractions being referred to herein as the "Exchange Ratios"), upon the terms and subject to the conditions set forth in the Prospectus contained in the Registration Statement on Form S-4, filed by the Purchaser with the Commission on July 25, 2003 (the "Prospectus"), and the related Common Stock Letter of Transmittal and Preferred Stock Letter of Transmittal, forms of which are filed as Exhibits 1 and 2 hereto (which, together with the Prospectus, as each may be amended and supplemented from time to time, collectively constitute the "Offer").

        Based on the volume weighted average prices of the Purchaser's Common Stock for the 30 consecutive trading days ending on July 14, 2003, the Offer valued the eXegenics Common Stock at $0.64 per share and eXegenics' Preferred Stock at $0.96 per share, or approximately $11.0 million in total.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated July 16, 2003, by and among the Purchaser, Acquisition Sub and eXegenics (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that, following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Acquisition Sub will be merged with and into eXegenics (the "Merger") and eXegenics, as a wholly-owned subsidiary of the Purchaser, will continue as the surviving corporation (the "Surviving Entity"). At the effective time of the Merger (the "Effective Time"), each share of eXegenics Common Stock and Preferred Stock outstanding immediately prior to the Effective Time (other than shares of Capital Stock held by Purchaser, Acquisition Sub or eXegenics or, if applicable, by stockholders who perfect appraisal rights under Delaware Law) will be converted into the right to receive a portion of a share of the Purchaser's Common Stock equal to the applicable Exchange Ratio, plus the right to receive cash in lieu of any fractional shares. A copy of the Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

        The address of the principal executive offices of the Purchaser is One S.W. Columbia, Suite 1105, Portland, Oregon 97258. The telephone number of the Purchaser's principal executive offices is (503) 227-0554.

        All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, Acquisition Sub or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by the Purchaser or Acquisition Sub or obtained from reports or statements filed by the Purchaser or Acquisition Sub with the Commission, including, without limitation, the Schedule TO, and eXegenics takes no responsibility for such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Except as described (a) elsewhere in this Schedule 14D-9, or (b) in the Information Sheet which is attached hereto as Annex A and incorporated herein by reference, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between eXegenics or its affiliates and (i) eXegenics' executive officers, directors or affiliates, or (ii) the Purchaser, Acquisition Sub or any of their respective executive officers, directors or affiliates.

The Merger Agreement

        Acquisition Sub, the Purchaser and eXegenics have entered into the Merger Agreement. A summary of certain material terms of the Merger Agreement is incorporated herein by reference to the section of the Prospectus entitled "Certain Terms of the Merger Agreement," which Prospectus is being mailed to stockholders of eXegenics together with this Schedule 14D-9 and is filed as Exhibit 4 hereto. The summary of the material terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Stockholder Agreements

        The Purchaser has entered into Stockholder Agreements (the "Stockholder Agreements") with each of Joseph M. Davie, M.D., Ph.D. (a director of eXegenics), Robert J. Easton (a director of eXegenics), Ronald L. Goode, Ph.D. (the Chief Executive Officer and President and a director of eXegenics), Walter M. Lovenberg, Ph.D. (a director of eXegenics), and David E. Riggs (a Vice President, the Chief Business Officer and Chief Financial Officer of eXegenics), each dated as of July 16, 2003. A summary of certain material terms of the Stockholder Agreements is incorporated herein by reference to the section of the Prospectus entitled "The Stockholder Agreements." The summary of the material terms of the Stockholders Agreements is qualified in its entirety by reference to the Stockholder Agreements, a form of which is filed as Exhibit 5 hereto and incorporated herein by reference.

Employment Agreements

        eXegenics has executed employment agreements containing severance and non-competition provisions with each of Dr. Goode and Mr. Riggs, the relevant portions of which are summarized below. The following summaries are qualified in their entirety by reference to the complete text of such agreements, which were filed as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Commission on March 20, 2003 and which are filed as Exhibits 6 and 7 and hereto are incorporated herein by reference:

  •
  Ronald L. Goode, Ph.D. entered into an employment agreement with eXegenics on March 21, 2001, to serve as our President and Chief Executive Officer until March 20, 2004. The employment agreement provides that, in the event Dr. Goode's employment is terminated by eXegenics without cause, Dr. Goode terminates his employment for good reason, or upon a change of control, Dr. Goode will receive severance payments of equal monthly installments at his then current base rate until the expiration of 18 months following the date of termination, if such date is after March 21, 2003. Dr. Goode's current base rate is $405,000 per annum. Accordingly, if Dr. Goode's employment is terminated following the acceptance by AVI of shares of Capital Stock tendered for exchange pursuant to the Offer, as contemplated by the Merger Agreement, Dr. Goode will become entitled to receive an aggregate of $607,500, payable in 18 monthly installments of $33,750. The employment agreement also contains a two-year post-termination non-compete, non-solicitation and non-disclosure agreement.

  •
  David E. Riggs, entered into an employment agreement with eXegenics on March 10, 2003, to serve as our Vice President, Chief Business Officer and Chief Financial Officer until March 9, 2006, to be automatically renewed for additional one-year periods, unless sooner terminated. The employment agreement provides that, in the event Mr. Riggs' employment is terminated by eXegenics without cause or by Mr. Riggs for good reason (including a change of control), then Mr. Riggs will receive severance payments of equal monthly installments at his then current base rate until the expiration of 12 months following the date of termination, if such termination date is prior to March 10, 2004, and for shorter periods of time if such termination date occurs after such date. Mr. Riggs' current base rate is $235,000 per annum. Accordingly, if Mr. Riggs' employment is terminated following the acceptance by AVI of shares of Capital Stock tendered for exchange pursuant to the Offer, as contemplated by the Merger Agreement, Mr. Riggs' will become entitled to receive an aggregate of $235,000, payable in 12 monthly installments of $19,583. The employment agreement also contains a one-year post-termination non-compete, non-solicitation and non-disclosure agreement.

Effects of the Offer and the Merger Upon Company Stock Options

        The Merger Agreement provides that the Purchaser will not assume any outstanding option to acquire shares of Capital Stock in connection with the Offer or the Merger. The effect of the Merger on any such outstanding option will vary depending on the plan under which each such option was granted.

  •
  1992 Plan.  Outstanding options granted under eXegenics' 1992 Stock Option Plan will not be affected by, nor will vesting of such options be accelerated by, either the Offer or the Merger. Vested options granted under this plan may be exercised to purchase shares of eXegenics Common Stock until the applicable expiration date thereof, whether such exercise occurs before or after the Offer or the Merger. If such options are exercised for eXegenics Common Stock prior to the Offer, the shares acquired upon such exercise may be tendered in exchange for shares of the Purchaser's Common Stock pursuant to the Offer. Similarly, if such options are exercised for Common Stock after the completion of the Offer but prior to the Merger, the shares of Common Stock acquired upon such exercise will be converted into shares of the Purchaser's Common Stock in the Merger. If such options are not exercised prior to the Merger, they will remain in effect as options to purchase eXegenics Common Stock after the Merger (until they expire in accordance with their terms). In such case, the options would entitle the holder thereof to acquire shares of Common Stock of the Surviving Entity, a non-public subsidiary of the Purchaser, and will not entitle holders thereof to acquire shares of the Purchaser's Common Stock by reason of such exercise.

  •
  1996 Plan.  Unvested outstanding options granted under eXegenics' 1996 Stock Option Plan will automatically vest as a result of, and can be exercised (together with any other vested options) to purchase shares of eXegenics Common Stock for 60 days following the first date upon which Acquisition Sub accepts shares of Capital Stock for exchange pursuant to the Offer, whether before or after the Merger occurs. If such options are exercised for shares of eXegenics Common Stock prior to the Offer, the shares acquired upon such exercise may be tendered in exchange for shares of the Purchaser's Common stock pursuant to the Offer. Similarly, if such options are exercised for Common Stock after completion of the Offer but prior to the Merger, the shares acquired upon such exercise will be converted into shares of the Purchaser's Common Stock in the Merger. If such options are not exercised prior to the Merger, they will remain in effect as options to purchase eXegenics Common Stock after the Merger (until they expire in accordance with their terms). In such case, the options would entitle the holder thereof to acquire shares of Common Stock of the Surviving Entity, a non-public subsidiary of the Purchaser, and would not entitle holders thereof to acquire shares of the Purchaser's Common Stock by reason of such exercise.

  •
  2000 Plan.  Unvested outstanding options granted under eXegenics' 2000 Stock Option Plan will automatically vest as a result of, and can be exercised (together with any other vested options) to purchase shares of Common Stock of the Surviving Entity for 30 days following the closing of the Merger. If such options are exercised for shares of eXegenics Common Stock prior to the Offer, the shares acquired upon such exercise may be tendered for exchange for shares of the Purchaser's Common Stock pursuant to the Offer. Similarly, if such options are exercised for shares of eXegenics Common Stock after the completion of the Offer but prior to the Merger, the shares acquired upon such exercise will be converted into shares of the Purchaser's Common Stock in the Merger. If such options are not exercised prior to the Merger, they will remain in effect as options to purchase Common Stock of the Surviving Entity after the Merger (until they expire in accordance with their terms). In such case, the options would entitle the holder thereof to acquire shares of Common Stock of the Surviving Entity, a non-public subsidiary of the Purchaser, and would not entitle holders thereof to acquire shares of the Purchaser's Common Stock by reason of such exercise.

        eXegenics' officers and directors collectively own options to acquire 1,305,000 shares of eXegenics Common Stock, of which 1,088,333 are currently exercisable or exercisable within 60 days of the date of this Schedule 14D-9 at exercise prices ranging from $0.40 to $7.50. Assuming that all of such exercisable options are exercised and the shares of eXegenics Common Stock issuable upon exercise of such options are tendered in the Offer, upon the closing thereof, the officers and directors would collectively receive an aggregate of 134,415 shares of the Purchaser's Common Stock for the shares of Common Stock underlying such options. The individual officers and directors of eXegenics hold options to purchase eXegenics Common Stock the vesting of which will accelerate as set forth below:

Name	Number of Shares Subject to Options	Number of Vested Options Immediately Prior to the Offer Acceptance Date(1)	Number of Unvested Options Which Will Accelerate Immediately Prior to the Offer Acceptance Date(1)	Aggregate Value of In-the-Money Options Immediately Following the Acceptance Date(2)
Ronald Goode	700,000	633,333	66,667	$6,000
David Riggs	225,000	75,000	150,000	$4,500
Joseph Davie	50,000	50,000	0	$1,000
Robert Easton	125,000	125,000	0	$4,250
Walter Lovenberg	205,000	205,000	0	$2,550

(1)
Assumes the first date of the acceptance of shares of Capital Stock for exchange pursuant to the Offer will occur on August 22, 2003.

(2)
Based on the $.57 per share closing price of eXegenics Common Stock at July 22, 2003.

Certain Employment Matters

        Pursuant to the Merger Agreement, eXegenics will terminate the employment of Dr. Goode, Mr. Riggs and all other current employees of eXegenics, such termination to be effective as of immediately following the date on which Acquisition Sub first accepts shares of Capital Stock for exchange under the Offer. eXegenics' severance obligations with respect to the termination of Dr. Goode and Mr. Riggs are described above under the caption "Employment Agreements."

Indemnification and Insurance

        The Merger Agreement provides that, subject to any limitations imposed by the Sarbanes-Oxley Act of 2002, all rights to indemnification existing in favor of the directors and officers of eXegenics as of July 16, 2003, for their acts and omissions as directors and officers of eXegenics occurring prior to the Effective Time, as provided in eXegenics' bylaws and certificate of incorporation (as in effect as of July 16, 2003) and as provided in the indemnification agreements between eXegenics and such directors and officers (as in effect as of July 16, 2003), will survive the Merger and will be observed by the Surviving Entity to the fullest extent available under Delaware law for a period of five years from the Effective Time.

        eXegenics has entered into indemnification agreements with its directors, in addition to the rights to indemnification afforded such individuals in eXegenics' bylaws. A form of the indemnification agreement is filed as Exhibit 8 hereto and incorporated by reference herein. Such indemnification agreements generally provide that eXegenics will indemnify the applicable indemnitee, to the fullest extent permitted by applicable law, for all expenses incurred in connection with any threatened, pending or completed suit or proceeding (or any investigation that the indemnitee in good faith believes might lead to the institution of a suit or proceeding) to which the indemnitee is a party or witness or in which the indemnitee is otherwise involved, by reason of the fact that the indemnitee is to become, is or was a director, officer, employee, agent or fiduciary of eXegenics. Such indemnification will continue after the indemnitee has ceased to be a director, officer, employee, agent or fiduciary of eXegenics. The indemnification agreements provide that, under certain circumstances, the indemnitees thereunder will be entitled to the advancement of expenses. In addition, the indemnification agreements require eXegenics to maintain directors' and officers' liability insurance covering the indemnitees for a period from the date of such agreements until six years after the last date on which the indemnitee ceases to be a director, officer, employee, agent or fiduciary of eXegenics (or substantially similar coverage). Consistent with these existing obligations, the Merger Agreement also requires eXegenics, prior to the Effective Time, to procure six-year "tail" coverage for the benefit of each current and former director and officer with whom eXegenics has entered into an indemnification agreement (or substantially similar coverage) with respect to each such indemnitee's acts and omissions as a director or officer of eXegenics occurring prior to the Effective Time. In addition, the Merger Agreement provides that, to the extent eXegenics has or acquires knowledge that it has any obligation to any such indemnitee to maintain in effect for the benefit of such indemnitee any policy of directors' and officers' liability insurance other than the tail policy, it must use commercially reasonable efforts to ensure that such obligation is promptly terminated.

Affiliate Agreements

        In connection with the transactions contemplated by the Merger Agreement, each of eXegenics' directors and officers have entered into Affiliate Agreements with the Purchaser, pursuant to which such directors and officers have agreed to certain restrictions on the transfer of shares of Purchaser's Common Stock received by them pursuant to the Offer in exchange for shares of Capital Stock. The foregoing description is qualified in its entirety by reference to the complete text of such agreements, a form of which is filed as Exhibit 9 hereto and is incorporated herein by reference.

Potential Conflicts of Interest

        Certain directors and executive officers of eXegenics have interests in connection with the Offer that present them with actual or potential conflicts of interest, as summarized below.

        Officers and directors of eXegenics who tender their shares of Capital Stock in the Offer will receive in exchange therefor shares of the Purchaser's Common Stock on the same terms as set forth in the Prospectus. As of July 17, 2003, eXegenics' officers and directors beneficially own an aggregate of 125,400 shares of eXegenics Common Stock (not including any shares of eXegenics Common Stock which are issuable upon the exercise of options) and no shares of Preferred Stock. Assuming that all of such officers and directors tender their shares of Capital Stock in the Offer, upon the closing thereof, they would collectively receive an aggregate of 12,916 shares of the Purchaser's Common Stock.

        As noted above, in connection with the Merger, all of eXegenics employees will be terminated prior to the Effective Time. It is not expected that any eXegenics director, officer or employee will be offered employment with the Surviving Entity or the Purchaser. Because the eXegenics officers will become entitled to certain severance payments upon termination of their employment by eXegenics (as described under "Employment Agreements" above), the expected termination of employment might be considered to pose a potential conflict of interest.

        As described in greater detail above, eXegenics' officers and directors have the benefit of continuing indemnification obligations and insurance coverage (see "Indemnification and Insurance" above). Also, the officers and directors will be restricted in their ability to transfer shares of Purchaser's Common Stock received by them pursuant to the Offer (see "Affiliate Agreements" above).

        In December 2000, eXegenics entered into an agreement with Easton Associates LLC, a company with which Robert J. Easton (a director of eXegenics) is affiliated, for strategy and market planning services. Under this agreement, Easton Associates has been paid $102,654 for services rendered to eXegenics for the six-month period ended June 30, 2003.

        On May 7, 2001, eXegenics sold 100,000 shares of eXegenics Common Stock to its President and Chief Executive Officer and director, Ronald L. Goode, Ph.D., for a purchase price of $3.25 per share, the fair market value at the time of the transaction. Dr. Goode paid the purchase price of $325,000 with $25,000 in cash and $300,000 by issuing a five-year promissory note to us bearing interest at a rate of 4.71% per annum, payable semi-annually. The promissory note is secured by the shares and is the personal obligation of Dr. Goode to the extent of $65,000 (or 65 cents per share) and is nonrecourse for the balance of $235,000 (or $2.35 per share). To date, Dr. Goode is current with loan payments and has made $29,331.93 in interest payments as of the date hereof. Subsequent to the execution of the Merger Agreement, Dr. Goode informed eXegenics that, as soon as practicable, following the acceptance by AVI of shares of Capital Stock tendered for exchange pursuant to the Offer, he will satisfy the promissory note in full. As a result, there will be additional cash available to enable eXegenics to satisfy the minimum cash condition of the Offer.

Item 4. The Solicitation or Recommendation.

Solicitation and Recommendation

        AFTER CAREFUL CONSIDERATION, INCLUDING A THOROUGH REVIEW OF THE OFFER WITH INDEPENDENT FINANCIAL AND LEGAL ADVISORS, THE BOARD OF DIRECTORS OF EXEGENICS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF EXEGENICS COMMON STOCK AND THE HOLDERS OF

PREFERRED STOCK, APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY (INCLUDING THE OFFER AND THE MERGER) AND DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE. ACCORDINGLY, THE BOARD OF DIRECTORS OF EXEGENICS UNANIMOUSLY RECOMMENDS THAT EXEGENICS' STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER AND VOTE TO ADOPT THE MERGER AGREEMENT (IF A VOTE BECOMES REQUIRED UNDER APPLICABLE LAW).

Reasons for the eXegenics Board's Recommendations; Factors Considered

        In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all eXegenics' stockholders accept the Offer, tender their shares of Capital Stock pursuant thereto and, in the event that stockholder approval is required to consummate the Merger, adopt the Merger Agreement, the Board of Directors of eXegenics (the "Board") considered a number of factors including, but not limited to, the factors listed below. The following discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have assigned different weights to different factors and may have viewed some factors more positively or negatively than others.

  Background

        eXegenics historically operated as a drug discovery company. In 2002, however, changing market conditions led the Board and eXegenics senior management to consider strategies that would shift the focus of eXegenics from drug discovery into clinical drug development for the purpose of building stockholder value. To that end, the Board concluded that it would be in the best interest of eXegenics' stockholders if eXegenics entered into a business combination with a company having products in clinical development.

        In early 2002, the Board considered the qualifications of many firms offering investment banking services to determine whether any such firms might be able to assist eXegenics in finding an appropriate partner for a business combination. On March 5, 2002, eXegenics retained Petkevich & Partners, LLC ("Petkevich") to act as eXegenics' investment banker and independent financial adviser.

        Between March 2002 and September 2002, Petkevich compiled information on or reviewed over 50 companies that met the Board's initial screening criteria for review by the Board and eXegenics senior management. During this review, eXegenics had initial discussions regarding the possibility of a business combination with approximately 12 of these companies, which in turn led to more substantive discussions with approximately six of these 12 companies.

        In the opinion of the Board and eXegenics' senior management, Innovative Drug Delivery Systems, Inc. ("IDDS") emerged in September 2002 as the best choice for eXegenics as a partner in a possible business combination. Accordingly, eXegenics' senior management negotiated the terms of a proposed merger between IDDS and eXegenics, and after Board approval, eXegenics entered into a merger agreement with IDDS on September 19, 2002.

        After announcing the proposed merger with IDDS, the Board and eXegenics' management closely monitored stockholder response and the public market's reaction to the proposed merger. It became clear to the Board and to eXegenics' management that the proposed merger faced significant opposition from eXegenics stockholders, thus placing the question of the required eXegenics stockholder approval of the transaction in doubt. As a result, eXegenics and IDDS agreed on November 25, 2002 to terminate the merger agreement, rather than incur additional transaction expenses.

        In connection with the termination of the merger agreement, eXegenics paid IDDS a fee of $500,000 to offset part of the expenses incurred by IDDS in connection with the merger transaction and invested $500,000 in IDDS in exchange for a convertible subordinated debenture from IDDS.

        Following the termination of the proposed transaction with IDDS, the Board and eXegenics' senior management resumed its pursuit of potential partners for a business combination and engaged in discussions with various companies regarding possible business relationships (including possible business combinations). None of these discussions, however, resulted in any agreement in principle between eXegenics and any of the other parties.

        On May 15, 2003, The M&B Weiss Family Limited Partnership of 1996 filed a lawsuit in the Delaware Court of Chancery, purportedly as a class action on behalf of all other similarly situated stockholders of eXegenics, against eXegenics and certain of its directors, and purportedly as a derivative action on behalf of eXegenics against the directors (the "Weiss Litigation"). The complaint alleges, among other things, that the defendants have mismanaged eXegenics, have made unwarranted and wasteful loans and payments to certain directors and third parties, have disseminated a materially false and misleading proxy statement in connection with the 2003 annual meeting of eXegenics' stockholders, and have breached their fiduciary duties to act in the best interests of eXegenics and its stockholders. The complaint seeks, among other things, court orders mandating that the defendants cooperate with parties proposing bona fide transactions to maximize stockholder value, make corrective disclosures with respect to the proxy statement for the 2003 annual meeting, and account to eXegenics and the plaintiffs for damages suffered as a result of the actions alleged in the complaint. The plaintiffs are, in addition, seeking an award of costs and attorneys' fees and expenses. eXegenics and the individual defendants believe the suit to be without merit. Accordingly, on June 9, 2003, the defendants filed a joint motion with the Delaware Court of Chancery to dismiss the complaint for failure to state a claim and for failure to make the statutorily required demand on eXegenics to assert the subject claims. eXegenics cannot predict at this point the length of time that the Weiss Litigation will be ongoing or the liability, if any, which may arise therefrom.

        On the same date that the Weiss Litigation was commenced, Dr. Ira J. Gelb and Mr. Irwin C. Gerson resigned as directors of eXegenics citing in their respective letters of resignation apparent stockholder dissatisfaction with the management of the business of eXegenics by the Board and eXegenics senior management.

        On May 29, 2003, EI Acquisition Inc. ("EI Acquisition"), a wholly-owned subsidiary of Foundation Growth Investments LLC (together with EI Acquisition, the "Foundation Group"), commenced an unsolicited cash tender offer (the "Foundation Offer") for all of the outstanding shares of Capital Stock at a price of $0.40 per share, which offer price was later reduced to $0.37 per share. For the reasons described in eXegenics' Solicitation/Recommendation Statement on Schedule 14D-9 in response to the Foundation Offer, filed with the Commission on June 12, 2003, as amended (the "Foundation Schedule 14D-9") and filed (together with its amendments through July 16, 2003) herewith as Exhibit 10 and incorporated herein by reference, the Board has unanimously recommended that eXegenics stockholders reject the Foundation Offer and not tender their shares of Capital Stock to the Foundation Group.

        On May 29, 2003, a representative of Petkevich contacted Alan P. Timmins, the President and Chief Operating Officer of the Purchaser, to determine whether the Purchaser would be interested in acquiring eXegenics.

        On June 2, 2003, after having received a favorable response to Petkevich's initial inquiry to the Purchaser, Petkevich provided the Purchaser's senior management by email with a nonconfidential corporate summary of eXegenics.

        On June 9, 2003, in an effort to preserve the ability of the Board and eXegenics' senior management to resist inadequate takeover proposals and thus protect stockholder value, eXegenics adopted a stockholder rights plan (the "Rights Plan"). The Rights Plan requires any party seeking to acquire 15% or more of the outstanding eXegenics Common Stock to obtain the approval of the Board or else the rights granted to eXegenics' stockholders under the Rights Plan that are not held by the acquiror will become exercisable for Common Stock, or common stock of the acquiror, at a discounted price that would make the acquisition prohibitively expensive.

        On June 10, 2003, the Purchaser delivered to eXegenics, with a copy to Petkevich, a preliminary nonbinding indication of interest in acquiring eXegenics, at a purchase price equal to approximately 110% of the value of the net cash and cash equivalents anticipated to be held by eXegenics at the close of an acquisition transaction. The purchase price would be payable in shares of the Purchaser's Common Stock.

        On June 18, 2003, the Foundation Group filed with the Commission preliminary proxy materials relating to its commencement of a solicitation of eXegenics' stockholders to consent to the removal of all the members of eXegenics' board of directors and the election of three new directors nominated by the Foundation Group to serve as the sole members of eXegenics' board of directors. The Foundation Group's consent solicitation materials stated the belief of the Foundation Group that, if elected, the Foundation Group's nominees would consider taking the following actions: (i) exempting the Foundation Group from the application of the poison pill adopted by eXegenics' board of directors; (ii) exempting the Foundation Group from the application of the Delaware anti-takeover statute; (iii) repealing all of the recent amendments to eXegenics' bylaws, which provide, among other things, for certain procedures for stockholder proposals and nominations to be presented at stockholder meetings and for stockholders taking action by written consent; and (iv) approving a merger between eXegenics and EI Acquisition Inc. following the completion of the Foundation Offer.

        On June 20, 2003, eXegenics and the Purchaser entered into a confidentially agreement.

        On June 25, 2003, eXegenics filed with the Commission preliminary proxy materials relating to its opposition to the Foundation Group's consent solicitation. eXegenics' materials stated the belief of eXegenics that its stockholders should not provide their consent to the Foundation Group's proposals and should revoke any such consents that might have been given.

        On June 26, 2003, Dr. Denis Burger, the Chief Executive Officer of the Purchaser, Dr. Ronald L. Goode and a representative from Petkevich met in New York City to discuss the Purchaser's interest in acquiring eXegenics. On June 27, 2003, Dr. Burger met again with Dr. Goode to continue the discussions held the previous day. At a meeting of the Board at 8:00 a.m. (EST) on June 28, 2003, Dr. Goode advised the Board of his discussions with Dr. Burger.

        In the ensuing days, Dr. Goode and representatives of Petkevich continued telephonic discussions with Dr. Burger regarding the terms of a possible acquisition of eXegenics by the Purchaser.

        On the evening of July 4, 2003, eXegenics received an initial draft of the Merger Agreement from the Purchaser. Members of eXegenics' senior management, together with representatives of Petkevich and eXegenics' legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. ("Mintz Levin"), reviewed the draft over the remainder of the July 4 weekend in preparation for negotiations with the Purchaser.

        On July 7, 2003, Dr. Goode and David E. Riggs, eXegenics' Vice President, Chief Business Officer and Chief Financial Offer, together with representatives of Petkevich and Mintz Levin, met with Dr. Burger and Mr. Timmins and representatives of the Purchaser's legal counsel, Cooley Godward LLP ("Cooley"), at Cooley's offices in Palo Alto, California to discuss and negotiate the terms of the draft Merger Agreement.

        At a meeting of the Board at 3:30 p.m. (EST) on July 8, 2003, a representative of Petkevich presented a summary of the terms of the proposed transaction with the Purchaser, noting that, based on the preliminary terms, eXegenics' stockholders would receive shares of the Purchasers' Common Stock valued roughly at 110% of the net cash and cash equivalents expected to be held by eXegenics at August 31, 2003, the earliest date by which the parties anticipated the transaction could be completed. The Board also received an update on the negotiations that had taken place with respect to the treatment of eXegenics' Preferred Stock and the premium (over the consideration payable in respect of the eXegenics Common Stock) which would be payable with respect thereto.

        Representatives of Mintz Levin and Cooley continued to meet daily at Cooley's Palo Alto offices throughout the period beginning July 8, 2003 and ending on July 15, 2003 to negotiate the terms of the draft Merger Agreement and the related ancillary agreements. Mr. Timmins participated in these meetings as necessary via teleconference. Negotiations included, among other things, the scope of the representations and warranties to be made by eXegenics regarding the business and affairs of eXegenics, the calculation of the consideration to be paid by the Purchaser in the Offer and the Merger, the circumstances under which the Offer might be extended, the conditions to the Purchaser's obligation to complete the Offer, the circumstances under which the Board would be permitted to withdraw its recommendation in favor of the Offer and the Merger, the circumstances under which the Merger Agreement might be terminated and the amount and trigger for payment, of any termination fee in the event of the termination of the Merger Agreement.

        As negotiations continued, Mintz Levin performed legal due diligence on the Purchaser, and Petkevich performed business and financial due diligence on the Purchaser, including a visit to the Purchaser's offices in Oregon. In addition, Cooley performed legal due diligence on eXegenics, and members of the Purchaser's senior management performed business and financial due diligence on eXegenics.

        At 5:00 p.m. (EST) on July 10, 2003, the Board met to continue their discussion of the proposed transaction with the Purchaser. At this meeting, representatives of Petkevich and Mintz Levin presented the Board with a summary of their respective due diligence findings. Having received and reviewed the July 8, 2003 draft of the Merger Agreement prior to the meeting, Board members posed several questions on particular aspects of the proposed transaction terms, which questions were responded to by representatives of Petkevich and Mintz Levin. Further discussion was held on pricing and the premium (over the consideration payable in respect of the eXegenics Common Stock) to be paid to holders of eXegenics' Preferred Stock.

        The Board reconvened at 9:00 a.m. (EST) on July 13, 2003 to continue its discussion of the proposed transaction with the Purchaser. Also at this meeting, the Board was again apprised by representatives of Mintz Levin and Petkevich of the status of due diligence and negotiations. The Board was also advised with respect to the preparations that had been taking place by eXegenics, the Purchaser and their various representatives in the event the parties executed the Merger Agreement and the Purchaser undertook to commence the Offer. The Board members reviewed the present status of the negotiations on the Exchange Ratios and noted that the Merger consideration expected to be offered by the Purchaser was of considerably greater value than the cash consideration offered by the Foundation Group. Questions were asked and answered with respect to the due diligence and with respect to the July 12, 2003 draft of the Merger Agreement, which had been furnished to and reviewed by the Board.

        In the afternoon of July 13, 2003, Dr. Goode, Mr. Riggs and representatives of Petkevich and Mintz Levin traveled to Palo Alto, California in order to be available to assist in resolving the remaining outstanding issues on the Merger Agreement and to assist in the preparation of the certain disclosure schedules that eXegenics would be required to deliver if the Merger Agreement were executed by eXegenics and the Purchaser.

        On July 14, 2003, Dr. Goode and Mr. Riggs, together with representatives of Petkevich and Mintz Levin, held a series of meetings and teleconference calls with Mr. Timmins and representatives of Cooley to resolve some of the outstanding issues on the draft Merger Agreement. Representatives of Mintz Levin and Cooley also negotiated the terms of the ancillary documents, such as the Stockholder Agreements, the Affiliate Agreements and an amendment to the Rights Plan that would have the effect of excepting the Purchaser's actions pursuant to the Offer and the Merger from triggering the above-described effects of the Rights Plan.

        On July 15, 2003, representatives of Mintz Levin met with representatives of Cooley Godward to negotiate the final outstanding issues on the draft Merger Agreement. Mr. Riggs was also present and assisted in the finalization of eXegenics' disclosure schedules for the Merger Agreement.

        At a meeting of the Board held at 8 p.m. (EST) on July 15, 2003, representatives of Mintz Levin reported on the current status of the draft Merger Agreement and the changes made to the draft Merger Agreement since the July 12th version as well as on the accompanying disclosure schedules. Mintz Levin then advised the Board that the next drafts of each of these documents were expected to be final versions and substantially similar to the last drafts previously reviewed with the exceptions discussed during the Board meeting. Also presented by representatives of Mintz Levin was an outline of the Offer and Merger process, including a detailed discussion of the steps taken to commence the Offer, the minimum amount of time for which the Offer would remain open, the circumstances under which the Purchaser would be obligated to accept for exchange shares of Capital Stock tendered in the Offer, the circumstances under which the Purchaser could extend the Offer, the process by which stockholder approval of the Merger might be obtained should it be required, the circumstances under which stockholder approval would not be necessary, the Purchaser's "top-up" option, and appraisal rights. Questions were asked and answered with respect to the process for commencing the Offer and the current draft Merger Agreement and disclosure schedules. A representative from Petkevich indicated that Petkevich was prepared to deliver an opinion to the effect that the aggregate consideration to be received by eXegenics' stockholders in the Offer and Merger was fair, in the aggregate, to such stockholders from a financial point of view, as of July 15, 2003. The scientific basis and clinical progress of the Purchaser's development programs were reviewed, with questions being asked and answered. Petkevich then reviewed with the Board financial analyses prepared by Petkevich in connection with its review of the proposed transaction, noting that the then-current value of the aggregate consideration to be offered by the Purchaser in the Offer and the Merger was based in part on the $9.7 million of cash which eXegenics was expected to have at the closing of the transaction, assuming the payment of certain budgeted expenses. (A more detailed discussion of financial analyses can be found under the caption "Fairness of the Offer Price; Summary of the Fairness Opinion" below.) The Board also discussed the premium (over the consideration payable in respect of the eXegenics Common Stock) being given with respect to the Preferred Stock and the basis therefore, namely that the Preferred Stock is a dividend bearing security with a preference on liquidation (but is also illiquid unless converted to common stock). At this time, the Board also discussed their fiduciary obligations to holders of eXegenics Common Stock and to holders of Preferred Stock. A representative of Morris, Nichols, Arsht & Tunnell, special Delaware legal counsel to eXegenics, then joined the Board meeting in order to answer certain questions of Board members relating to their fiduciary duties under Delaware law. Finally, the Board reviewed logistics associated with the contemplated termination of eXegenics' employees and the expected reconfiguration of the Board which would occur should the Purchaser accept for exchange shares of Capital Stock tendered pursuant to the Offer.

        Later that evening, final versions of the Merger Agreement, including disclosure schedules, were distributed to the Board for review, and Petkevich delivered to the Board its written opinion (the "Fairness Opinion") that the aggregate consideration to be received by eXegenics' stockholders in the Offer and the Merger was fair to such stockholders in the aggregate from a financial point of view, as of July 15, 2003.

        The Board reconvened, at 7:15 a.m. (EST) on July 16, 2003 to receive a final update on the status of the Merger Agreement from Mintz Levin. The Board then unanimously determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the holders of eXegenics Common Stock and the holders of Preferred Stock, approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) and declared that the Merger Agreement is advisable. The Board further resolved that it would unanimously recommend that eXegenics' stockholders accept the Offer, tender their shares of Capital Stock in the Offer and vote to adopt the Merger Agreement (if a vote becomes requires under applicable law).

        Immediately following the Board meeting on July 16, 2003, eXegenics entered into the amendment to the Rights Plan negotiated with the Purchaser, the directors and officers of eXegenics entered into the Stockholder and Affiliate Agreements with the Purchaser, and eXegenics and the Purchaser entered into the Merger Agreement.

        Later that morning eXegenics and the Purchaser jointly issued a press release announcing the execution of the Merger Agreement.

        On July 25, 2003, the Purchaser commenced the Offer.

  Prospects of eXegenics

        While the Board and members of eXegenics senior management have, during the past year, considered several strategic alternatives for eXegenics, at this time the Board believes that the Offer and Merger is eXegenics' most viable option for maximizing stockholder value. The three other options, which the Board deems possible, but less attractive, at this time, are as follows:

  •
  the Foundation Offer, which, as discussed above, the Board deems inadequate and which places the value per share of eXegenics' capital stock at only $0.37, as opposed to the value placed by the Offer of $0.64 per share of eXegenics Common Stock and $0.96 per share of Preferred Stock (based on the 30-day trailing volume weighted-average price of AVI common stock as of July 14, 2003);

  •
  a liquidation of eXegenics, which, as discussed below, is likely to result in lower stockholder value than the Offer; and

  •
  continuing to operate as an independent entity while seeking out a new partner for a business combination.

        Should the Merger not be consummated, the Board cannot predict whether and to what extent it will be successful in attracting a new business combination candidate or strategic partner or in negotiating a transaction with any such party.

  Fairness of the Aggregate Consideration; Summary of the Fairness Opinion

        By agreement dated March 5, 2003, as amended on June 9, 2003, the Board has engaged Petkevich to provide financial advisory services in connection with a possible strategic transaction involving eXegenics, including a potential business combination, and to render an opinion as to the fairness of any such transaction, from a financial point of view, to eXegenics. On July 15, 2003, the Board met to review the proposed Offer and Merger and the terms of the Merger Agreement. During this meeting, Petkevich reviewed with the Board certain financial analyses, as described below, and rendered its opinion, subsequently confirmed in writing, that, as of July 15, 2003 and based upon and subject to the various considerations set forth in the Fairness Opinion, the aggregate consideration to be received by holders of eXegenics Common Stock and Preferred Stock was fair, from a financial point of view, to such holders in the aggregate.

        The Fairness Opinion contains a description of the procedures followed, matters considered, assumptions made and limitations on the review undertaken by Petkevich in rendering its Fairness Opinion, which are described in greater detail below. The full text of the Fairness Opinion is set forth as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The eXegenics stockholders are urged to read the Fairness Opinion in its entirety. The Fairness Opinion was prepared for the benefit and use of the eXegenics board in its consideration of the Offer and the Merger and does not constitute a recommendation to holders of capital stock of eXegenics as to whether they should tender their shares of Capital Stock pursuant to the Offer or as to whether they should vote to adopt the Merger Agreement, if such a vote is required under applicable law. The Fairness Opinion does not address the relative merits of the Offer or the Merger, any other transactions or business strategies discussed by the Board as alternatives to the Merger or the underlying business decision of the eXegenics board of directors to proceed with or effect the Offer or the Merger. The summary of the Fairness Opinion set forth in this solicitation/recommendation statement is qualified in its entirety by reference to the full text of the Fairness Opinion.

        In connection with the Fairness Opinion, Petkevich, among other things,

  •
  reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of eXegenics and the Purchaser which were furnished to or discussed with Petkevich by eXegenics and the Purchaser;

  •
  reviewed certain publicly available business and financial information concerning eXegenics and the Purchaser;

  •
  held discussions with senior management and representatives of eXegenics and the Purchaser concerning the business, past and current business operations, financial conditions and future prospects of both companies, independently and combined;

  •
  reviewed the Merger Agreement and other related agreements;

  •
  reviewed the stock prices and trading histories of eXegenics and the Purchaser;

  •
  reviewed the valuations of publicly traded companies deemed comparable to eXegenics by Petkevich;

  •
  compared the financial terms of the exchange offer and the Merger with other transactions deemed relevant by Petkevich; and

  •
  made such other studies and inquiries, and reviewed such other data, as deemed relevant by Petkevich.

        In connection with its review and analysis, and in arriving at its opinion, Petkevich assumed and relied upon the accuracy and completeness of all the financial and other information that it was provided or that was publicly available and Petkevich neither attempted independently to verify nor assumed responsibility for verifying any such information. Petkevich relied upon the assurances of the managements of the Purchaser and eXegenics that they were not aware of any facts that would make such information inaccurate or misleading. Petkevich did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of any of the properties or assets and liabilities (contingent or otherwise) of the Purchaser or eXegenics, nor was Petkevich furnished with any such evaluations or appraisals. Petkevich did not conduct any evaluation or analyses of the technology underlying the products of the Purchaser or eXegenics. With respect to the financial information (and the assumptions and bases therefor) of the Purchaser and eXegenics that Petkevich discussed with the management of each of the Purchaser and eXegenics, Petkevich assumed that such information was reasonably prepared in good faith on the basis of reasonable assumptions, reflects the best currently available estimates and judgments of the managements of each of the Purchaser and eXegenics and that forecasts contained in such information will be realized in the amounts and in the time periods currently estimated by the managements of each of the Purchaser and eXegenics. Petkevich assumed that the Offer and the Merger will be consummated upon the terms set forth in the Merger Agreement without material alterations thereof (including the waiver of any material condition). Petkevich further assumed that the Offer and the Merger will qualify as a tax-free reorganization for federal income tax purposes. Petkevich relied as to legal matters relevant to rendering its opinion on the advice of counsel.

        The Fairness Opinion was necessarily based upon market, economic, and other conditions as in effect on, and the information made available to it as of July 15, 2003. Events occurring after the date of the Fairness Opinion could materially affect the assumptions used in preparing the Fairness Opinion. Petkevich assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Offer and the Merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have had a material adverse effect on the contemplated benefits of the Offer and the Merger. The Fairness Opinion did not address the relative merits of the Offer and the Merger and the other business strategies that the Board has considered or may be considering, nor did it address the Board's decision to proceed with the Offer and the Merger. Petkevich expressed no opinion as to whether any alternative transaction might produce consideration for eXegenics in an amount in excess of that contemplated in the Offer and the Merger. Petkevich also expressed no opinion as to the price at which the Purchaser's Common Stock will trade following the announcement or consummation of the Offer and the Merger.

        The following is a summary of material financial analyses performed by Petkevich in connection with the preparation of the Fairness Opinion, and reviewed with the Board at a meeting of the Board held on July 15, 2003. Certain of the following summaries of financial analyses that were performed by Petkevich include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Petkevich, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

  Recent Biotech Index Performance

        Petkevich noted that the NASDAQ/Biotech Index had risen over 72% through the latest twelve-month period (July 12, 2002 to July 14, 2003) and had risen over 44% year-to-date (January 2, 2003 to July 14, 2003).

  Comparable Companies Analysis

        Petkevich compared certain financial information of eXegenics with that of certain other comparable biotechnology companies and the implied valuation of the Offer, including:

  •
  Avigen, Inc.

  •
  Zonagen, Inc.

  •
  Cadus Pharmaceutical Corp.

        Such information included, among other things, the price per share of a share of each of the comparable companies' common stock as of July 14, 2003 divided by each such company's 52-week high and 52-week low and the ratio of each such company's current stock price to cash and cash equivalents. For example, Petkevich calculated that the value of the consideration per share offered by the Purchaser, (based on the then-current market price of the Purchaser's Common Stock) to the holders of the eXegenics Common Stock represented 69.6% of eXegenics' 52-week high and a 237% premium from eXegenics' 52-week low.

        Petkevich also calculated several additional metrics for each of eXegenics, the Offer, Avigen, Zonagen and Cadus, including the market value, enterprise value, cash and cash equivalents, total debt and price per share. For purposes of this section of this Schedule 14D-9, enterprise value generally means market value less cash and cash equivalents plus total debt.

        The following table summarizes the results of the foregoing analysis:

	Price/52 week high	Price/52 week low	Price/Cash and Cash Equivalents
Mean	75.1%	165.3%	0.72	x
Median	92.5%	142.0%	0.73
High	95.9%	213.3%	0.75
Low	37.0%	140.6%	0.67
eXegenics	67.4%	229.6%	0.69
Offer	69.6%	237.0%	1.14

        Petkevich noted that the range of implied equity valuation for eXegenics, based on the ratio of the last reported sales price of each of such companies' common stock on July 14, 2003 to cash and cash equivalents was $6.5 million to $7.3 million as compared to the implied equity valuation of the Offer of $11.0 million.

  Precedent Transaction Analysis

        Petkevich also performed a precedent transaction analysis based on five acquisitions involving publicly traded companies which Petkevich deemed comparable to the transaction: Diacrin, Inc./GenVec, Inc., Glycodesign Inc./Inflazyme Pharmaceuticals Ltd, Corvas International, Inc./Dendreon Corp., Variagenics, Inc./Hyseq Pharmaceuticals and Genomica Corporation/Exelixis, Inc. An analysis of the precedent transactions produced aggregate consideration values which were then used to calculate a range of ratios of deal value to selected market values and publicly disclosed cash and cash equivalents at or about the time of the announcement of such precedent transaction, which were compared to the metrics of the Offer and the Foundation Offer. Given the significant difference between current cash of eXegenics and the projected net cash to the Purchaser at the close of the Merger, Petkevich examined the Offer as both a multiple of current cash and estimated net cash upon completion of the Merger. The following table summarizes the results of this analysis.

	Deal Value/Market Value one day prior to announcement	Deal Value/Market Value one month prior to announcement	Deal Value/Cash and Cash Equivalents
Mean	208.3%	228.7%	0.84x
Median	195.9%	210.5%	0.81x
High	267.5%	313.4%	0.99x
Low	150.4%	183.3%	0.68x
Foundation Offer	80.0%	65.6%	0.63x
Purchaser's Offer(l)	115.6%	115.6%	l.14x
Purchaser's Offer(2)	115.6%	115.6%	0.83x

(1)
Based on projected cash at closing of $9.7 million.

(2)
Based on estimated current cash of $13.4 million.

        Petkevich noted that the range of implied equity valuation based on the deal value to cash and cash equivalents (using a projected cash and cash equivalents balance at the closing of the Merger) ratio was $6.6 million to $9.6 million as compared to the implied equity valuation of the transaction of

$11.0 million. Petkevich also noted that the range of implied equity valuation based on the deal value to cash and cash equivalents (using a current estimated cash and cash equivalents balance) ratio was $9.1 million to $13.3 million as compared to the implied equity valuation of the transaction of $11.0 million.

  Cash Analysis

        Petkevich compared eXegenics' estimated cash use and balance for the months of July, August and September of 2003 with estimated itemized expenditures as summarized in the following table:

	July	August	September
Beginning Cash	$14,088.80	$13,383.62	$9,768.56
Salaries & Benefits	89.17	1,196.47	—
Legal Fees	440.00	252.00	—
Transaction Fees	—	697.50	105.00
Insurance	—	1,013.01	—
IR/Proxy Solicitor	62.00	17.00	—
Interest (Income)	(11.44)	(9.64)	(8.10)
Rent & Lease Payments	35.95	375.22	—
Consultants	27.50	16.50	—
BOD Expenses	20.00	20.00	—
Travel	22.00	22.00	—
Office Supplies/Telephone	10.00	10.00	—
Audit	10.00	5.00	—

Cash Use	705.18	3,615.06	96.90
Ending Cash	$13,383.62	$9,768.56	$9,671.66

Note: All amounts in $000s.
 Source: eXegenics management

  Liquidation Analysis

        Petkevich compared eXegenics' estimated cash use and balance for the months of July, August and September of 2003 with estimated itemized expenditures together with the preferred liquidation amount as summarized in the following table:

	July	August	September
Beginning Cash	$14,088.80	$13,383.62	$10,071.19
Salaries & Benefits	89.17	1,196.47	—
Legal Fees	440.00	252.00	—
Transaction Fees	—	395.00	—
Insurance	—	1,013.01	—
IR/Proxy Solicitor	62.00	17.00	—
Interest (Income)	(11.44)	(9.77)	(8.39)
Rent & Lease Payments	35.95	375.22	—
Consultants	27.50	16.50	—
BOD Expenses	20.00	20.00	—
Travel	22.00	22.00	—
Office Supplies/Telephone	10.00	10.00	—
Audit	10.00	5.00	—
Preferred Liquidation	—	—	2,277.06

Cash Use	705.18	3,312.43	2,268.66
Ending Cash	$13,383.62	$10,071.19	$7,802.53

Note: All amounts in $000s.
 Source: eXegenics management

        No company, transaction or business used in the comparable company analysis or comparable transaction analysis as a comparison is identical to eXegenics, the Offer or the Merger. Accordingly, an analysis of the results of the foregoing involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, comparable transactions or the business segment, company or transactions to which they are being compared. In evaluating the comparable companies and transactions, Petkevich made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of eXegenics and the Purchaser. Mathematical analysis (such as determining the mean or median) is not, in itself, necessarily a meaningful method of using comparable company or transaction data.

        While the foregoing summary describes certain analyses and factors that Petkevich deemed material in its presentation to the eXegenics board of directors, it is not a comprehensive description of all analyses and factors considered by Petkevich. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Petkevich believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Petkevich. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by Petkevich are based on all analyses and factors taken as a whole and also on application of Petkevich's own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. Petkevich therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. The analyses performed by Petkevich are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased.

        eXegenics engaged Petkevich pursuant to an engagement letter on March 2, 2002, as extended on March 5, 2003, as amended on June 9, 2003. The engagement letter provides for an advisory fee including retainer payments totaling up to $100,000 and a warrant to purchase 40,000 shares of Common Stock at a per share price of $0.58. The warrant vests in four equal increments. The first two increments vested on March 5 and June 5, 2003. The remaining increments vest on September 5 and December 5, 2003. The transaction fee payable to Petkevich in the event of a merger, sale, acquisition or other similar transaction involving eXegenics is 3% of the total value of the transaction with certain minimum fees. eXegenics has also agreed to pay Petkevich $150,000 for the Fairness Opinion. eXegenics has agreed to reimburse Petkevich for up to $50,000 in reasonable and customary expenses, including reasonable attorneys fees and to indemnify and hold harmless Petkevich and its affiliates and any person, director, employee or agent acting on behalf of Petkevich or any of its affiliates, or any person controlling Petkevich or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Petkevich as financial advisor to eXegenics. The terms of the fee arrangement with Petkevich, which eXegenics and Petkevich believe are customary in transactions of this nature, were negotiated at arm's length between eXegenics and Petkevich, and the eXegenics board was aware of such fee arrangements.

        eXegenics retained Petkevich based on Petkevich's experience as a financial advisor in connection with mergers and acquisitions, as well as Petkevich's investment banking relationship with eXegenics and familiarity with eXegenics' business and its market.

        Petkevich is an investment banking firm with significant relevant industry experience. As part of its investment banking business, Petkevich is frequently engaged in the valuation of businesses in connection with mergers and acquisitions, private placements and other purposes.

        THE OPINION OF PETKEVICH IS ATTACHED AS ANNEX B TO THIS SOLICITATION/RECOMMENDATION STATEMENT. EXEGENICS STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. PETKEVICH'S OPINION IS DIRECTED TO EXEGENICS' BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS OF THE AGGREGATE CONSIDERATION TO HOLDERS OF EXEGENICS COMMON AND PREFERRED STOCK FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE OPINION. PETKEVICH'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF CAPITAL STOCK AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER HIS SHARES OF CAPITAL STOCK IN THE OFFER, OR TAKE ANY OTHER ACTION WITH RESPECT TO THE TRANSACTION. THE SUMMARY OF THE OPINION OF PETKEVICH SET FORTH IN THIS SOLICITATION/RECOMMENDATION STATEMENT, ALTHOUGH MATERIALLY COMPLETE, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED AS ANNEX B TO THIS SOLICITATION/RECOMMENDATION STATEMENT.

  Purchaser

        In considering whether to authorize eXegenics to enter into the Merger Agreement, the Board took into consideration various data regarding the Purchaser and its prospects, as well as the due diligence report of Petkevich, which performed business and financial due diligence on the Purchaser and the due diligence report of Mintz Levin, which performed legal due diligence on the Purchaser, and the Board concluded that the Offer and Merger is eXegenics' most viable option for maximizing stockholder value.

        Among other things, the Board took note of the following:

  •
  The nature of the Purchaser's business, including an evaluation of the Purchaser's products in various phases of clinical trials and certain near-term milestones;

  •
  The financial position of the Purchaser;

  •
  The market capitalization of the Purchaser and the liquidity and trading performance of the Purchaser's Common Stock; and

  •
  The qualifications of the board of directors and management team of the Purchaser.

  Likelihood of Consummation of This Transaction as Opposed to Alternative Transactions

        The Board also took into consideration the results of the process that had been conducted by eXegenics since March 2002 to evaluate eXegenics' strategic alternatives as well as the totality of the terms of the Merger Agreement and the Stockholder Agreements and concluded that these agreements were such as to maximize the likelihood of the consummation of the Offer and the Merger.

        Among other things, the Board also took note of the following:

  •
  the judgment of the Board that, based on historical discussions with other likely parties with respect to potential business combinations with eXegenics, the consummation of an alternative business combination transaction, and the risks associated therewith, and the likelihood of obtaining a higher value for the shares of Capital Stock in any such transaction, did not justify the risk of either delaying proceeding with the favorable transaction with the Purchaser or breaking off negotiations with the Purchaser;

  •
  the judgment of the Board, based on the arm's-length negotiations with the Purchaser, that the Exchange Ratios represented the highest price that the Purchaser would be willing to pay to acquire the shares of Capital Stock;

  •
  the superior value offered by the terms of the Offer relative to the terms of the Foundation Offer;

  •
  by virtue of the Stockholder Agreements, each of the directors and officers of eXegenics have agreed to tender their shares of Capital Stock in the Offer; and

  •
  the fact that the Board determined that the other conditions to the Purchaser's obligations to consummate the Offer were customary and, in the assessment of the Board and in light of all of the circumstances, not unduly onerous.

Intent to Tender

        To eXegenics' knowledge, after reasonable inquiry, all of eXegenics' executive officers and directors currently intend to tender all of the shares of Capital Stock held of record or beneficially by them for exchange pursuant to the Offer. The foregoing does not include any shares of Capital Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote. eXegenics' directors and executive officers have each executed a Stockholder Agreement obligating them to tender their shares of Capital Stock in the Offer. See "Stockholder Agreements" in Item 3 above.

Item 5. Persons/Assets, Retained, Employed, Compensated Or Used.

        eXegenics engaged Petkevich pursuant to an engagement letter on March 2, 2002, as extended on March 5, 2003 and modified on June 9, 2003. The engagement letter provides for an advisory fee including retainer payments totaling up to $100,000 and a warrant to purchase 40,000 shares of eXegenics Common Stock at a per share price of $0.58. The warrant vests in four equal increments. The first two increments vested on March 5 and June 5, 2003. The remaining increments vest on September 5 and December 5, 2003. The transaction fee payable to Petkevich in the event of a merger, sale, acquisition or other similar transaction involving eXegenics is 3% of the total value of the transaction with certain minimum fees. eXegenics has also agreed to pay Petkevich $150,000 for the Fairness Opinion. eXegenics has agreed to reimburse Petkevich for up to $50,000 in reasonable and customary expenses, including reasonable attorneys fees and to indemnify and hold harmless Petkevich and its affiliates and any person, director, employee or agent acting on behalf of Petkevich or any of its affiliates, or any person controlling Petkevich or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Petkevich as financial advisor to eXegenics. The terms of the fee arrangement with Petkevich, which eXegenics and Petkevich believe are customary in transactions of this nature, were negotiated at arm's length between eXegenics and Petkevich, and the eXegenics board was aware of such fee arrangements.

Item 6. Interest in Securities of the Subject Company.

        No transactions in eXegenics' securities have been effected during the past 60 days by eXegenics or any subsidiary of eXegenics or, to the best of eXegenics' knowledge, after a review of Form 4 filings, by any executive officer, director or affiliate of eXegenics.

Item 7. Purposes of the Transaction and Plans or Proposals.

        eXegenics has received from other parties, both before and after announcement of the Offer, indications of interest with respect to strategic transactions, and it has carefully considered legitimate proposals in the exercise of its duties to the stockholders. Except as described under Item 4 of this Schedule 14D-9 under the caption "Background" and as described elsewhere in this Schedule 14D-9, eXegenics is not currently undertaking or engaged in negotiations or discussions in response to the Offer that relate to or would result in:

  •
  a tender offer or other acquisition of eXegenics' securities by the filing person, any of its subsidiaries, or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving eXegenics or any of its subsidiaries;

  •
  any purchase, sale or transfer of a material amount of assets of eXegenics or any of its subsidiaries; or

  •
  any material change in the present dividend policy, or indebtedness or capitalization of eXegenics.

        Further, except as described elsewhere in this Schedule 14D-9, there are no transactions, resolutions of the board of directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Delaware Business Combinations Statute

        eXegenics is subject to the provisions of Section 203 of the Delaware General Corporation Law, which imposes certain restrictions upon business combinations involving a Delaware corporation, such as eXegenics. However, because the Board has approved the Offer and the proposed Merger, Section 203 of the Delaware General Corporation Law will not prohibit consummation of the Merger.

Appraisal Rights

        Holders of the shares of Capital Stock do not have appraisal rights in connection with the Offer. However, if the proposed Merger is consummated, holders of the eXegenics Common Stock and the Preferred Stock will have certain rights with respect to such Merger pursuant to the provisions of Section 262 of the Delaware General Corporation Law to dissent and demand appraisal of their shares of Capital Stock. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of eXegenics Common Stock and the Preferred Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the eXegenics Common Stock and the Preferred Stock could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the eXegenics Common Stock and the Preferred Stock. The value so determined could be more or less than the price per share to be paid in the Merger.

Information Statement

        The Information Statement attached hereto as Annex A is being furnished to eXegenics' stockholders in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of eXegenics' stockholders, and such information is incorporated herein by reference.

Forward-Looking Statements

        This Schedule 14D-9 contains forward-looking statements. The words "believe," "expect," "intend", "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule 14D-9.

Item 9. Exhibits.

Exhibit No.	Description
Exhibit 1.	Form of Common Stock Letter of Transmittal (incorporated herein by reference to Exhibit No. 99.1 of the Purchaser's Registration Statement on Form S-4 as filed with the Commission on July 25, 2003 (the "Purchaser's S-4")).
Exhibit 2.	Form of Preferred Stock Letter of Transmittal (incorporated herein by reference to Exhibit No. 99.2 of the Purchaser's S-4).
Exhibit 3.
Agreement and Plan of Merger, dated as of July 16, 2003, among the Purchaser, Acquisition Sub and eXegenics (incorporated herein by reference to Exhibit No. 2.1 of eXegenics' Current Report on Form 8-K as filed with the Commission on July 16, 2003).
Exhibit 4.
Preliminary Prospectus, dated July 24, 2003, of the Purchaser, which Preliminary Prospectus forms a part of the Purchaser's S-4 (incorporated herein by reference to the prospectus included in the Purchaser's S-4).
Exhibit 5.
Form of Stockholders Agreement, dated as of July 16, 2003, among the Purchaser and eXegenics' directors and executive officers (incorporated herein by reference to Exhibit No. 2.2 of the Purchaser's S-4).
Exhibit 6.
Employment Agreement, dated as of March 21, 2001, by and between eXegenics and Ronald L. Goode, Ph.D. (incorporated herein by reference to Exhibit 10.41 to eXegenics' Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as filed with the Commission on April 2, 2001).
Exhibit 7.
Employment Agreement, dated as of March 10, 2003, by and between eXegenics and David E. Riggs (incorporated herein by reference to Exhibit 10.28 to eXegenics' Annual Report on Form 10-K for the fiscal year ended December 31, 2002 as filed with the Commission on March 20, 2003).
Exhibit 8.	Form of Indemnification Agreement by and among eXegenics and certain of its current and former directors and officers.*
Exhibit 9.
Form of Affiliate Agreement, dated as of July 16, 2003, among the Purchaser and eXegenics' directors and executive officers (incorporated herein by reference to Exhibit No. 2.3 of the Purchaser's S-4).
Exhibit 10.
Solicitation/Recommendation Statement of eXegenics on Schedule 14D-9, as amended, relating to the tender offer of the Foundation Group (incorporated by reference to eXegenics' Schedule 14D-9 as filed with the Commission on June 12, 2003, together with Amendment Nos. 1, 2 and 3, each on Schedule 14D-9/A, filed with the Commission on June 17, 2003, June 25, 2003 and June 30, 2003, respectively).
Exhibit 11.
Joint Press Release issued by the Purchaser and eXegenics on July 16, 2003 (incorporated herein by reference to Exhibit No. 99.1 of eXegenics' Current Report on Form 8-K as filed with the Commission on July 16, 2003).
ANNEX A —	Information Statement of eXegenics, dated July 25, 2003.*
ANNEX B —	Opinion of Petkevich & Partners LLC, dated July 15, 2003, addressed to the Board of Directors of eXegenics.*

*
Filed herewith

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXEGENICS INC.
By:	/s/ RONALD L. GOODE Ronald L. Goode Chairman, Chief Executive Officer and President

Dated: July 25, 2003

ANNEX A

eXegenics Inc.
2110 Research Row
Dallas, Texas 75235
(214) 358-2000

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

        This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, as part of the Solicitation / Recommendation Statement on Schedule 14D-9 of eXegenics Inc., a Delaware corporation ("eXegenics"). You are receiving this Information Statement in connection with the possible election of persons designated by AVI BioPharma, Inc., an Oregon corporation ("AVI"), to a majority of seats on the board of directors of eXegenics. The date of this Information Statement is July 25, 2003.

        On July 16, 2003, eXegenics entered into an Agreement and Plan of Merger (the "Merger Agreement") with AVI and Elk Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of AVI ("Elk Acquisition"), pursuant to which AVI is proposing to acquire all of the outstanding shares of eXegenics Common Stock, par value $0.01 per share (the "Common Stock"), and eXegenics Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock" and, together with the Common Stock, the "Capital Stock"), by means of an exchange offer and a subsequent merger. If closed, the merger will result in a change of eXegenics' management, board of directors and securities ownership.

        Through Elk Acquisition, AVI is offering, upon the terms and subject to the conditions described in the prospectus contained in the registration statement on Form S-4 filed by AVI with the Securities and Exchange Commission (the "SEC") on July 25, 2003 (the "Prospectus") and in the related letters of transmittal, to exchange 0.103 of a share of AVI Common Stock, par value $0.0001 per share (the "AVI Common Stock"), for each outstanding share of eXegenics Common Stock that is validly tendered and not withdrawn on or before the expiration date of the exchange offer, and 0.155 of a share of AVI Common Stock for each outstanding share of eXegenics Preferred Stock that is validly tendered and not withdrawn on or before the expiration date of the exchange offer. Each stockholder who tenders shares of eXegenics Capital Stock in the exchange offer will be entitled to receive cash in lieu of any fractional share of AVI Common Stock that would otherwise have been delivered to such stockholder in connection with the exchange offer, after aggregating all fractional shares of AVI Common Stock that would otherwise have been issued to such stockholder.

        The exchange offer is conditioned on the valid tender and acceptance for exchange by AVI of a number of shares of Capital Stock equal to at least a majority of the sum of (i) the total number of shares of Capital Stock then outstanding, plus (ii) at AVI's option, an additional number of shares not exceeding the number of shares of Common Stock issuable upon the exercise of all in-the-money stock options and warrants. AVI may not waive this condition without eXegenics' consent. In addition, AVI's obligation to accept shares of eXegenics Capital Stock for exchange pursuant to the exchange offer is subject to several other conditions as described in the Prospectus.

        Promptly after completion of the exchange offer, AVI intends to merge Elk Acquisition with eXegenics. Upon completion of the merger, each share of Common Stock which has not been tendered and accepted for exchange in the exchange offer (other than shares held by AVI, Elk Acquisition or

eXegenics) will be converted into the right to receive 0.103 of a share of AVI Common Stock, and each share of Preferred Stock which has not been tendered and accepted for exchange in the exchange offer (other than shares held by AVI, Elk Acquisition or eXegenics) will be converted into the right to receive 0.155 of a share of AVI Common Stock, unless the holder properly perfects his or her appraisal rights under Delaware law. Each stockholder whose shares of Capital Stock are converted into the right to receive shares of AVI Common Stock in the merger will be entitled to receive cash in lieu of any fractional share of AVI Common Stock that would otherwise have been delivered to such stockholder in connection with the merger, after aggregating all fractional shares of AVI common stock that would otherwise have been issued to such stockholder. AVI seeks to acquire ownership of 100% of the outstanding shares of eXegenics Capital Stock through the exchange offer and subsequent merger.

        The eXegenics board of directors has unanimously approved the Merger Agreement, determined that the exchange offer and the merger are fair to, and in the best interests of, the holders of Common Stock and the holders of Preferred Stock and recommends that eXegenics stockholders accept the exchange offer and tender their shares of Capital Stock pursuant to the exchange offer.

        Effective upon the acceptance for payment of shares of eXegenics Capital Stock pursuant to the exchange offer, AVI will be entitled to designate to serve on eXegenics' board of directors the number of directors, rounded up to the next whole number, determined by multiplying:

  •
  the total number of directors on eXegenics' board of directors (giving effect to any increase in the size of eXegenics' board of directors effected in accordance with the Merger Agreement); by

  •
  the percentage that the number of shares of eXegenics Capital Stock owned by AVI (including shares of eXegenics Capital Stock accepted for exchange pursuant to the exchange offer) bears to the total number of shares of eXegenics Capital Stock then outstanding.

        Under the terms of the Merger Agreement, upon AVI's request, eXegenics is required to take all action necessary to cause AVI's designees to be elected or appointed to eXegenics' board of directors, including increasing the number of authorized directors or obtaining resignations of incumbent directors, or both. In addition, in connection with AVI's designation of directors, eXegenics is required to obtain and deliver to AVI the resignation of each officer of eXegenics and, with respect to each committee of the board of directors, eXegenics is required to cause directors designated by AVI to constitute at least the same percentage as the directors designated by AVI that are represented on eXegenics' board of directors.

        The exchange offer and withdrawal rights will expire at 12:00 midnight, New York time, on August 22, 2003, unless the exchange offer is extended. Shares tendered pursuant to the exchange offer may be withdrawn at any time before the expiration of the exchange offer, but not during any subsequent offering period.

        This Information Statement is being mailed to stockholders of record as of July 25, 2003 and filed with the Securities and Exchange Commission on July 25, 2003.

        NO VOTE OR OTHER ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT OR THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR. WE ARE NOT ASKING FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

CHANGE IN CONTROL

        On July 16, 2003, eXegenics entered into the Merger Agreement with AVI, providing for Elk Acquisition to acquire all of the outstanding shares of eXegenics Capital Stock by means of an exchange offer and a subsequent merger. If closed, the merger will result in a change of eXegenics' management, board of directors and securities ownership. The transaction is described more fully herein.

VOTING SECURITIES OF EXEGENICS

        As of July 17, 2003, there were 16,184,486 shares of Common Stock issued and outstanding and 910,857 shares of Preferred Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. Each share of Preferred Stock entitles the holder to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The table below shows the number of shares of our Common Stock and Preferred Stock beneficially owned as of July 17, 2003 by the following persons:

  •
  each stockholder known by us to beneficially own more than 5% of the outstanding shares of either the Common Stock or Preferred Stock;

  •
  each current member of the board of directors;

  •
  our President and Chief Executive Officer and each of our four most highly compensated executive officers (other than the Chief Executive Officer) who earned more than $100,000 during the fiscal year ended December 31, 2002, collectively referred to below as our named executive officers; and

  •
  all directors and named executive officers as a group.

        To our knowledge and unless otherwise indicated, each person in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of Capital Stock listed as owned by such person.

        The number of shares beneficially owned by each stockholder is determined under the rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days after July 17, 2003 through the exercise of any option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

	Common Stock		Series A Preferred Stock
Name and Address of Beneficial Owner(1)	Number	Percent of Class(2)	Number	Percent of Class(3)	Percent of all Outstanding Securities(4)
Bruce Meyers(5)	1,885,270	11.20%	35,433	3.89%	11.06%
Joseph M. Davie, Ph.D.(6)	50,000	*	—	—	*
Robert J. Easton(7)	125,000	*	—	—	*
Ronald L. Goode, Ph.D.(8)	745,030	4.43%	—	—	4.36%
Walter M. Lovenberg, Ph.D.(9)	209,500	1.28%	—	—	1.23%
David E. Riggs(10)	82,200	*	—	—	*
Arthur P. Bollon, Ph.D.(11)	757,900	4.52%	—	—	4.43%
Joan H. Gillett(12)	61,000	*	—	—	*
Robert J. Rousseau, Ph.D.(13)	1,000	*	—	—	*
Directors and executive officers as a group (8 persons)(14)	2,031,600	11.34%	35,433	3.89%	11.88%

*
Less than 1%.

(1)
Except as otherwise indicated, the address of each beneficial owner is c/o eXegenics Inc., 2110 Research Row, Dallas, Texas 75235.

(2)
Calculated on the basis of 16,184,486 shares of Common Stock outstanding as of July 17, 2003, except that shares of Common Stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the percentage of beneficial ownership of securities of the holder of such options or warrants. This calculation excludes shares of Common Stock issuable upon the conversion of Preferred Stock.

(3)
Calculated on the basis of 910,857 shares of Preferred Stock outstanding.

(4)
Calculated on the basis of an aggregate of 16,184,486 shares of Common Stock and 910,857 shares of the Preferred Stock outstanding as of July 17, 2003, except that shares of Common Stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the percentage of beneficial ownership of securities of the holder of such options or warrants.

(5)
Mr. Meyers' address is c/o Roan/Meyers Associates, L.P., 45 Broadway, New York, New York 10004. Mr. Meyers is the sole stockholder, officer and director of the corporate general partner of Roan/Meyers Associates, L.P., or RMA (formerly, Janssen-Meyers Associates, L.P.). Mr. Meyers' beneficial ownership consists of 35,800 shares of Common Stock held by The Meyers Foundation, of which Mr. Meyers has voting control, and the following securities owned by RMA: (i) 1,444,470 shares of Common Stock, (ii) 125,000 shares of Common Stock issuable upon the exercise of currently exercisable two-year warrants issued in 2001 to RMA, and (iii) 250,000 shares of Common Stock issuable upon the exercise of currently exercisable five-year warrants issued in 2002 to RMA, and does not include 35,433 shares of Common Stock issuable upon the conversion of 35,433 shares of Preferred Stock. Except with respect to the warrants issued in 2001 and 2002, this information was obtained from the last Schedule 13D filed by Mr. Meyers, which was filed with the SEC on June 1, 2000.

(6)
Ownership consists of options to purchase 50,000 shares of Common Stock currently exercisable.

(7)
Ownership consists of options to purchase 125,000 shares of Common Stock currently exercisable.

(8)
Ownership consists of 111,700 shares of Common Stock and options to purchase 633,330 shares of Common Stock that are currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 66,670 shares of Common Stock not exercisable within 60 days of July 17, 2003.

(9)
Ownership consists of 4,500 shares of Common Stock and options to purchase 205,000 shares of Common Stock currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 31,500 shares of Common Stock not exercisable within 60 days of July 17, 2003.

(10)
Ownership consists of 7,200 shares of Common Stock and options to purchase 75,000 shares of Common Stock currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 150,000 shares of Common Stock not exercisable within 60 days of July 17, 2003.

(11)
Ownership consists of 167,900 shares of Common Stock and options to purchase 590,000 shares of Common Stock currently exercisable or exercisable within 60 days of July 17, 2003.

(12)
Ownership consists of 1,000 shares of Common Stock and options to purchase shares of 60,000 shares of Common Stock currently exercisable or exercisable within 60 days of July 17, 2003.

(13)
Ownership consists of 1,000 shares of Common Stock and all options to purchase shares of Common Stock have expired.

(14)
Ownership consists of 293,300 shares of Common Stock and options to purchase an aggregate of 1,738,330 shares of Common Stock, which are currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 248,170 shares of Common Stock not exercisable within 60 days of July 17, 2003.

MANAGEMENT

        The information contained below was disseminated to eXegenics stockholders in eXegenics' Proxy Statement dated April 15, 2003, in connection with our 2003 Annual Meeting of Stockholders which was held on June 17, 2003. Such information pertains to the year ended December 31, 2002. Subsequent to the mailing of the Proxy Statement, the following changes occurred in eXegenics' management:

  •
  on May, 15, 2003, Dr. Ira J. Gelb and Mr. Irwin C. Gerson resigned as directors of eXegenics;

  •
  on May 19, 2003, the service of Mr. Gary Frashier as a director of and consultant to eXegenics ended; and

  •
  on May 19, 2003, Joseph M. Davie, M.D., Ph.D. was elected to the Audit Committee of the board and Walter M. Lovenberg, Ph.D. was elected lead director.

The Board of Directors

        Information regarding eXegenics' current and incoming board of directors appears below. As described above, upon the acceptance for payment of shares of eXegenics Capital Stock pursuant to the exchange offer, AVI will be entitled to designate to serve on eXegenics' board of directors the number of directors, rounded up to the next whole number, determined by multiplying:

  •
  the total number of directors on eXegenics' board of directors (giving effect to any increase in the size of eXegenics' board of directors effected in accordance with the Merger Agreement); by

  •
  the percentage that the number of shares of eXegenics' Capital Stock owned by AVI (including shares of eXegenics Capital Stock accepted for exchange pursuant to the exchange offer) bears to the total number of shares of eXegenics Capital Stock then outstanding.

        Under the terms of the Merger Agreement, upon AVI's request on or after the acceptance date for the exchange offer, eXegenics is required to take all action necessary to cause AVI's designees to be elected or appointed to eXegenics' board of directors, including increasing the number of authorized directors and obtaining resignations of incumbent directors, or both.

Information Concerning Current Directors and Officers of eXegenics

Name	Age	Position with eXegenics
Joseph M. Davie, M.D., Ph.D.	63	Director
Robert J. Easton	58	Director
Ronald L. Goode, Ph.D.	59	President, Chief Executive Officer, Chairman of the Board and Directors
Walter M. Lovenberg, Ph.D.	66	Director
David E. Riggs	51	Vice President, Chief Business Officer and Chief Financial Officer

        Joseph M. Davie, M.D., Ph.D. was elected a director in March of 2003. He has held key management positions at Biogen (Vice President and then Senior Vice President of Research 1993-2000), and G.D. Searle (Senior Vice President of Research, 1987-1989; President of Research and Development, 1987-1992; Corporate Senior Vice President of Science and Technology, 1993). Prior to that, he was a professor at Washington University School of Medicine, St. Louis, first as Associate Professor of Pathology (1972-1975), then as Professor and Head of the Department of Microbiology and Immunology (1975-1987). His training includes a Ph.D. from Indiana University (1966), an M.D. from Washington University (1968), internship and residency training in pathology from Barnes Hospital, St. Louis, and the National Cancer Institute, Bethesda, MD, and post-doctoral training at

Washington University and the National Institutes of Health. He has served on a variety of advisory panels and councils and was elected to the Institute of Medicine in 1987. He currently serves on the boards of one NASDAQ-listed company, Targeted Genetics Corporation, and several private companies.

        Robert J. Easton was elected to the board of directors in December 2000. Mr. Easton is Chairman of Easton Associates LLC. Prior to this latest venture, he spent 19 years as a management consultant, most recently as Managing Director with IBM Healthcare Consulting ("IBM"). Prior to IBM, Mr. Easton served as President of the Wilkerson Group, also a health care consulting concern. Mr. Easton has executed proprietary studies in a wide variety of medical products and service fields. His areas of expertise include pharmaceuticals, biotechnology and in vitro diagnostics. Mr. Easton is a frequent speaker for medical industry and investment groups in the U.S. and Europe. He is a director of CollaGenex Pharmaceuticals and Cepheid, Inc., both NASDAQ-listed companies. Mr. Easton is also a director of a private company, the former President of the Biomedical Marketing Association and Special Limited Partner of Advanced Technology Ventures. Mr. Easton received an M.B.A. from Harvard Graduate School of Business Administration and undergraduate degrees in Chemical Engineering from Rice University.

        Ronald L. Goode, Ph.D. was named President and Chief Executive Officer and elected to the board of directors on March 21, 2001. On December 9, 2002, Dr. Goode was elected as Chairman of the board of directors. Dr. Goode has held key management positions at G. D. Searle & Co. (Corporate Senior Vice President and President of Asia/Pacific World Area from 1995 to 1997, President of Searle International from 1991 to 1995, and Senior Vice President of Commercial Development from 1986 to 1989) and before that at Pfizer Pharmaceuticals (Vice President of Clinical Research and Scientific Affairs from 1985 to 1986 and Director of Marketing Research in 1980). He has an extensive record of success in business development, having been responsible for many of Searle's acquisitions, including DayPro®, which became Searle's largest selling drug. Dr. Goode has supervised clinical development programs that led to the filing of over a dozen New Drug Approval applications, including Procardia XL® and Ambien®. From 1997 to 1999, Dr. Goode was President and CEO of Unimed Pharmaceuticals, Inc. He formed the consulting company Pharma-Links in 1999 with the mission of being the "link" between pharmaceutical companies to help them create alliances, form joint ventures and effect various transactions. In 2000, Dr. Goode and his wife spent a sabbatical with his 'charity of choice', Mercy Ships. Dr. Goode also serves on the board of directors of several not-for-profit organizations. Dr. Goode received his Ph.D. in Microbiology from the University of Georgia.

        Walter M. Lovenberg, Ph.D. has been one of our directors since August 1995. From 1989 to 1993, Dr. Lovenberg served as Executive Vice President and member of the board of directors of Marion Merrell Dow Inc. Dr. Lovenberg also served as President of the Marion Merrell Dow Research Institute from 1989 to 1993 and Vice President from 1986 through 1989. Prior to joining Marion Merrell Dow in 1958, Dr. Lovenberg was a Senior Scientist and Chief of Biochemical Pharmacology at the National Institutes of Health. Dr. Lovenberg has served as President of Lovenberg Associates, Inc. since 1993. From 1997 to 2000, Dr. Lovenberg served as Chief Executive Officer of Helicon Therapeutics Inc., a private company. Dr. Lovenberg currently serves as a director of the following public companies: OSI Pharmaceuticals, Inc. and Inflazyme, Inc. Dr. Lovenberg serves on the Scientific Advisory Board of Guilford Pharmaceuticals, Inc., a NASDAQ-listed company. Dr. Lovenberg is also a director of several private biotechnology companies including Helicon Therapeutics, Inc., Proquest Pharmaceuticals, Inc., and Merrimack Pharmaceuticals, Inc. Dr. Lovenberg received a Ph.D. in Biochemistry from George Washington University in 1962, and prior to that, a B.S. in Biochemistry and a M.S. in Agriculture from Rutgers University. Dr. Lovenberg, who serves as Executive Editor of Analytical Biochemistry, is a consulting editor to several scientific journals. Dr. Lovenberg has been the recipient of many awards, including a Fulbright-Hays Senior Scholar Award and a Public Health Service

Superior Service Award. Dr. Lovenberg is a member of the American College of Neuropsychopharmacology, the American Society of Neurochemistry and the American Society of Biochemistry and Molecular Biology.

        David E. Riggs joined us in March 2003 as Vice President, Chief Business Officer and Chief Financial Officer. Mr. Riggs most recently was Founder and President of EMLIN Bioscience. From 2000 to 2001 he was Senior Vice President and Chief Financial Officer of Celera Genomics Group (previously Axys Pharmaceuticals, Inc.—NASDAQ: AXPH). From 1992 to 2000 he was with Unimed Pharmaceuticals, Inc. (previously NASDAQ: UMED) where he was Senior Vice President of Business Operations and prior to that, Chief Financial Officer and Secretary. Mr. Riggs also served as Chief Financial Officer of NeoPharm, Inc. (NASDAQ: NEOL) and VideoCart, Inc. (formerly NASDAQ: VCRT). He has held financial management positions at Fujisawa Healthcare, Inc. and GATX Corporation. He is a certified public accountant having earned a B.S. from the University of Illinois and an M.B.A. from DePaul University.

        The business address of each of the directors and officers is c/o eXegenics Inc., 2210 Research Row, Dallas, Texas 75235.

Information Concerning AVI Designees

        AVI has informed eXegenics that it will choose the AVI designees to the board of directors from the directors and executive officers of AVI and Elk Acquisition listed in Schedule I to the Prospectus, a copy of which is being mailed to eXegenics' stockholders together with the Schedule 14D-9. AVI has informed eXegenics that each of the directors and executive officers listed in Schedule I to the Prospectus has consented to act as a director of eXegenics, if so designated. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in such Schedule I. The information on such Schedule I is incorporated herein by reference.

        It is expected that the AVI designees will assume office following the acceptance for purchase by Elk Acquisition of the specified minimum number of shares of eXegenics Common Stock pursuant to the tender offer.

Committees of the Board of Directors and Meetings

        Committee Structure.    During 2002, our board of directors had three permanent committees (Audit Committee, Compensation and Organization Committee and Nominating Committee) and one ad hoc committee (Business Development Task Force). Subsequent to the enactment of the Sarbanes-Oxley Act of 2002, our board determined it to be in the best interest of our stockholders to begin reorganizing the board's committee structure in anticipation of implementation of provisions of Sarbanes-Oxley that will address said committees. On May 24, 2003, the board's committee structure was reorganized such that the Compensation and Organization Committee and the Nominating Committee were eliminated and replaced, respectively, with a new Compensation Committee and a Nominating and Governance Committee. The Audit Committee and the Business Development Task Force were unaffected by this reorganization. With respect to each committee of the board of directors described below, upon the acceptance for payment of shares of eXegenics Capital Stock pursuant to the exchange offer, and upon AVI's request, eXegenics is required to cause directors designated by AVI to constitute at least the same percentage on each committee as the directors designated by AVI that are represented on eXegenics' board of directors.

        Meeting Attendance.    During the year ended December 31, 2002, there were 14 meetings of our board of directors, and the various committees of the board met a total of 13 times. No director attended fewer than 75% of the total number of meetings of the board and of committees of the board on which he served during fiscal 2002.

        Audit Committee.    Our Audit Committee met five times during 2002. This committee had three members during fiscal 2002, Irwin Gerson (Chairman) and Ira J. Gelb, both of whom resigned from the eXegenics board on May 15, 2003, and Walter M. Lovenberg, Ph.D. On May 19, 2003, the board appointed Joseph M. Davie, M.D., Ph.D. to the Audit Committee and our Audit Committee is now comprised of two members, Joseph M. Davie, M.D., Ph.D. and Walter M. Lovenberg, Ph.D. Our Audit Committee reviews the engagement of our independent accountants, reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits.

        Compensation and Organization Committee.    Our Compensation and Organization Committee met three times during fiscal 2002, and had three members: Gary E. Frashier (Chairman), whose service as a director ended on May 19, 2003, Irwin C. Gerson, who resigned on May 15, 2003 and Robert J. Easton. On May 24, 2003, a new Compensation Committee replaced the existing Compensation and Organization Committee, and is presently comprised of Joseph M. Davie, M.D., Ph.D., Robert J. Easton and Walter M. Lovenberg, Ph.D. The Compensation and Organization Committee reviews, approves and makes recommendations regarding our compensation policies, practices and procedures to ensure that legal and fiduciary responsibilities of the board of directors are carried out and that such policies, practices and procedures contribute to our success. The Compensation Committee operates under a written Charter approved by the board of directors.

        Nominating Committee.    During the last fiscal year, we had a Nominating Committee, which consisted of Gary E. Frashier (Chairman), whose service as a director ended on May 19, 2003, Ira J. Gelb, who resigned on May 15, 2003, and Walter M. Lovenberg, Ph.D. The Committee held no meetings during fiscal 2002. On May 24, 2003, the Nominating Committee was replaced by a new Nominating and Governance Committee, and is currently comprised of three members, Joseph M. Davie, M.D., Ph.D., Robert J. Easton and Walter M. Lovenberg, Ph.D. The committee's role, following consultation with all other members of the board of directors, is to make recommendations to the full board as to the size and composition of the board and to make recommendations as to particular nominees. Our Nominating and Governance Committee will consider nominees recommended by stockholders. Stockholders may submit recommendations with regard to nominees for election to the board of directors by notice in writing, received by our Secretary at least 55 days prior to the anniversary date of the date in the prior year on which we first mailed our proxy materials for the prior year's annual meeting of stockholders, but not earlier than 75 days prior to that date. Each notice of nomination by a stockholder must set forth (i) such information relating to a nominee that is required by Regulation 14A under the Securities Exchange Act of 1934, (ii) the nominee's written consent to being named as a nominee and to serving as a director, if elected, (iii) the name, address and eXegenics stock ownership information of the stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination is made, and (iv) whether such stockholder or beneficial owner intends to deliver proxy materials to a sufficient number of stockholders required to elect such nominee. The Nominating Committee operates under a written Charter approved by the board of directors.

        Compensation Committee Interlocks and Insider Participation.    None of the members of our current Compensation Committee serve as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee. Please see the section entitled "Certain Relationships and Related Transactions" set forth elsewhere in this schedule for a description of transactions between us and Messrs. Gary E. Frashier, one of our former directors, and Robert J. Easton.

        Business Development Task Force.    Our Business Development Task Force met five times during fiscal 2002. The committee had four members, Gary E. Frashier (Chairman), whose service as a director ended on May 19, 2003, Ronald L. Goode, Ph.D., Robert J. Easton and Walter M. Lovenberg, Ph.D. This committee had reviewed potential business alliances.

Compensation of Directors

        In December 2002, the directors agreed to a reduction of approximately 33% in their compensation for the monthly service fee and the meeting fees, from $1,500 to $1,000. We currently pay each non-employee director a monthly fee of $1,000 for service as a director, plus $1,000 for each day of a board of directors meeting attended, $1,000 for each board of directors conference call meeting in which he participated, $750 for each committee meeting attended and $750 for each committee conference call meeting in which he participated. We reimburse directors for all expenses incurred for attending our board meetings and committee meetings.

        Directors are eligible to participate in our Amended and Restated 2000 Stock Option Plan (the "Plan"). The board of directors previously approved an option grant schedule for non-employee directors that provides for an option to purchase 50,000 shares of our common stock upon first joining the board and then annual grants to be awarded at the beginning of each calendar year as follows: (i) an option to purchase 25,000 shares of our common stock until a total of 150,000 options is reached, then (ii) an option to purchase 15,000 shares of our common stock until a total of 200,000 options is reached, then (iii) an option to purchase 10,000 shares of our common stock every year thereafter. The initial grant of an option to purchase 50,000 shares of our common stock has an exercise price equivalent to the fair market value of our common stock on the date of issuance, while each annual option grant has an exercise price equivalent to the fair market value of our common stock on the second Friday of January of the year in which it was granted. In addition, directors are eligible to receive other periodic grants of options from time to time under the Plan. Options granted under the Plan to non-employee directors are immediately exercisable on the date of grant. Options to purchase a total of 90,000 shares were granted under this formula during fiscal 2002 to Robert J. Easton and Walter M. Lovenberg and to former directors, Gary E. Frashier, Ira J. Gelb and Irwin C. Gerson. Options granted during fiscal 2002 to Arthur P. Bollon and Ronald L. Goode, Ph.D. are reported under "Executive Compensation—Option Grants in Last Fiscal Year" set forth elsewhere in this schedule.

        We paid Easton Associates L.L.C., of which Robert J. Easton, one of our directors, is the Chairman, $62,500 during fiscal 2002 for consulting services for strategy and market planning services. This payment is in addition to the remuneration Mr. Easton receives as a director.

        During fiscal 2002, Gary E. Frashier, one of our former directors, was also employed by us as a consultant in addition to his responsibilities as a director. Mr. Frashier's total remuneration for consulting services during fiscal 2002 was $67,500. This payment was in addition to the remuneration Mr. Frashier received as a director.

EXECUTIVE COMPENSATION

        The information contained below was disseminated to eXegenics stockholders in eXegenics' Proxy Statement dated April 15, 2003, in connection with our 2003 Annual Meeting of Stockholders which was held on June 17, 2003. Such information pertains to the year ended December 31, 2002. Subsequent to December 31, 2002, Arthur P. Bollon, a former director and Executive Vice President, Robert J. Rousseau, the former Vice President of Business Development and Licensing, and Joan Gillett, the former Vice President, Controller and Principal Accounting Officer, resigned from their respective positions at eXegenics.

Summary Compensation Table

        The following Summary Compensation Table sets forth summary information as to compensation received by our Chief Executive Officer and each of our other most highly compensated executive officers who were employed by us at the end of fiscal 2002 for services rendered to us in all capacities during the three fiscal years ended December 31, 2000, 2001 and 2002, and who earned in excess of $100,000 for services rendered to us during fiscal 2002.

	Annual Compensation								Long-Term Compensation
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation			Securities Underlying Options (#)
Ronald L. Goode, Ph.D. President, CEO, Chairman and Director	2002 2001 2000	$ $	373,333 275,512 —	$	— 105,000 —	$ $	12,000 81,312 —	(2) (1)	300,000 400,000 —
Arthur P. Bollon, Ph.D. Former Executive Vice President and Director(3)	2002 2001 2000	$ $ $	250,000 254,487 220,769	$	— 25,000 —	$ $ $	6,000 6,038 6,000	(2) (2) (2)	25,000 100,000 75,000
Joan H. Gillett Vice President and Controller(4)	2002 2001 2000	$ $ $	141,500 133,667 24,000	$	— 14,000 —	$ $	6,000 4,884 —	(2) (2)	35,000 — 35,000
Robert J. Rousseau, Ph.D. Former Vice President of Business Development and Licensing(5)	2002 2001 2000	$ $	151,667 111,873 —		— — —	$ $	6,000 27,668 —	(2) (6)	15,000 50,000 —

(1)
Other annual compensation for Dr. Goode during fiscal 2001 consisted of $70,812 toward relocation expenses and $10,500 toward car expenses.

(2)
Other annual compensation for these named executive officers consisted of a car allowance.

(3)
Dr. Bollon served as our Executive Vice President and a Director until his resignation on January 10, 2003.

(4)
Ms. Gillett served as our Vice President, Controller and Principal Accounting Officer until her resignation, which was effective as of April 30, 2003.

(5)
Dr. Rousseau served as our Vice President of Business Development and Licensing until his resignation which was effective as of January 31, 2003.

(6)
Other annual compensation for Dr. Rousseau for fiscal 2001 consisted of $22,691 toward relocation expenses and $4,977 toward car expenses.

Option Grants in Last Fiscal Year

        The following table shows grants of stock options that we made during the fiscal year ended December 31, 2002 to each of our executive officers named in the Summary Compensation Table, above.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(5)
	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year
Name			Exercise or Base Price ($/Share)	Expiration Date
					5%	10%
Ronald L. Goode, Ph.D.(1)	300,000	52.49	$1.00	12/9/2012	$189,297	$479,716
Arthur P. Bollon, Ph.D.(2)	25,000	4.37	$1.77	3/3/2012	$27,829	$70,523
Joan Gillett(3)	35,000	6.12	$1.07	12/9/2012	$23,489	$59,526
Robert J. Rousseau, Ph.D.(4)	15,000	2.62	$1.77	3/3/2012	$16,697	$42,314

(1)
The options are non-qualified stock options, granted pursuant to eXegenics' Amended and Restated 2000 Stock Option Plan. Options to purchase 100,000 shares of Common Stock, at an exercise price of $1.93 per share, vest annually in three equal installments commencing one year from the date of grant. Options to purchase 200,000 shares of Common Stock, at an exercise price of $0.54 per share, vested at the time of the grant.

(2)
The options are non-qualified stock options, granted pursuant to eXegenics' Amended and Restated 2000 Stock Option Plan. Options to purchase 25,000 shares of Common Stock, at an exercise price of $1.77 per share, vest annually in three equal installments commencing one year from the date of grant.

(3)
The options are non-qualified stock options, granted pursuant to eXegenics' Amended and Restated 2000 Stock Option Plan. Options to purchase 15,000 shares of Common Stock, at an exercise price of $1.77 per share, vest annually in three equal installments commencing one year from the date of grant. Options to purchase 20,000 shares of Common Stock, at an exercise price of $0.54 per share, vested at the time of the grant.

(4)
The options are non-qualified stock options, granted pursuant to eXegenics' Amended and Restated 2000 Stock Option Plan. Options to purchase 15,000 shares of Common Stock, at an exercise price of $1.77 per share, vest annually in three equal installments commencing one year from the date of grant.

(5)
In accordance with the rules of the SEC, we show in these columns the potential realizable value over the term of the option (the period from the grant date to the expiration date). We calculate this assuming that the fair market value of our Common Stock on the date of grant appreciates at the indicated annual rate, 5% and 10% compounded annually, for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts are based on assumed rates of appreciation and do not represent an estimate of our future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our Common Stock, the option holder's continued employment with us through the option exercise period, and the date on which the option is exercised.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table shows information regarding exercises of options to purchase our common stock by each executive officer named in the Summary Compensation Table during the fiscal year ended December 31, 2002. The table also shows the aggregate value of options held by each executive officer named in the Summary Compensation Table as of December 31, 2002. The value of the unexercised in-the-money options at fiscal year end is based on a value of $0.35 per share, the closing price of our stock on the NASDAQ SmallCap Market on December 31, 2002 (the last trading day prior to the fiscal year end), less the per share exercise price.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of the Unexercised In-The-Money Options at Fiscal Year-End
Name	Shares Acquired on Exercise	Value Realized(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald L. Goode, Ph.D.	—	$0	600,000	100,000	$0	$0
Arthur P. Bollon, Ph.D.	—	$0	495,000	75,000	$0	$0
Joan H. Gillett	—	$0	55,000	15,000	$0	$0
Robert J. Rousseau, Ph.D.	—	$0	25,000	40,000	$0	$0

(1)
Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

        Ronald L. Goode, Ph.D. entered into an employment agreement with us on March 21, 2001, to serve as our President and Chief Executive Officer until March 20, 2004. The employment agreement provides for the payment to Dr. Goode of a base salary of $375,000 per year with an annual bonus payment of up to 60% of Dr. Goode's base salary, at the discretion of the board of directors. On December 9, 2002, Dr. Goode's base salary was increased to $405,000 and he was awarded a bonus, payable in January 2003, of $105,000. The employment agreement provides that in the event Dr. Goode's employment is terminated by us without cause, Dr. Goode terminates his employment for good reason, or upon a change of control, Dr. Goode shall receive severance payments of equal monthly installments at the base rate until the expiration of 18 months following the date of termination, if such date is after March 21, 2003. Dr. Goode also receives a car expense allowance of $1,000 per month under the employment agreement. The employment agreement contains a two-year post-termination non-compete, non-solicitation and non-disclosure agreement.

        Arthur P. Bollon, Ph.D. was employed by us under an employment agreement that provided for payment of his salary through November 6, 2003, which was automatically renewable absent notice from us of our intent not to renew; Dr. Bollon and we mutually agreed as to the termination of his employment on January 10, 2003. The employment agreement provided for the payment to Dr. Bollon of a base salary of $250,000 per year. In addition, in the event Dr. Bollon was terminated without cause or due to a disability, the employment agreement provided that Dr. Bollon would have received severance payments of equal monthly installments at his base rate until the expiration of the term. Dr. Bollon also received a car expense allowance of approximately $600 per month under the employment agreement. The employment agreement contained a one year post-termination non-compete and non-solicitation agreement.

        David E. Riggs entered into an employment agreement with us on March 10, 2003, to serve as our Vice President, Chief Business Officer and Chief Financial Officer until March 9, 2006, to be automatically renewed for additional one-year periods, unless sooner terminated. The employment agreement provides for the payment to Mr. Riggs of a base salary of $235,000 per year with an annual bonus payment of up to 30% of Mr. Riggs's base salary, at the discretion of the board of directors. The employment agreement provides that in the event Mr. Riggs' employment is terminated by us without cause or by Mr. Riggs for good reason, Mr. Riggs shall receive severance payments of equal monthly installments at the then current base rate until either (i) the expiration of 12 months following the date of termination, if such date is prior to March 10, 2004, (ii) the expiration of nine months following the date of termination, if such date is before March 10, 2005, (iii) the expiration of six months following the date of termination, if such date is before March 9, 2006, or (iv) the expiration of six months following the date of termination, if such date is during a renewal period. The employment agreement contains a one-year post-termination non-compete, non-solicitation and non-disclosure agreement.

        The 2000 Stock Option Plan provides that a committee of the Board of Directors has the authority to accelerate the exercisability of any outstanding option at such time and under such circumstances as it, in its sole discretion, deems appropriate.

        The 1996 Stock Option Plan provides that any or all outstanding options under the plan shall accelerate and become exercisable in full immediately prior to a merger of eXegenics in which eXegenics is not the surviving corporation.

        The 1992 Stock Option Plan provides that the Board of Directors may provide for such adjustments in the option price and in the number or kind of shares of Common Stock covered by outstanding options as the Board in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of the optionees that would otherwise result from any merger transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our directors, officers and persons who own more than 10% of our common stock, to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of our common stock and other equity securities. Officers, directors and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

        To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except that two reports filed by Ronald L. Goode, Ph.D. each covering one stock option grant were filed late and two reports, each covering one stock option grant, were not timely filed by Joan Gillett. Reports, each covering one stock option grant, were also filed late by former directors and/or officers Arthur P. Bollon, Ph.D., Gary M. Frashier, Ira J. Gelb, M.D., Irwin C. Gerson and Robert J. Rousseau, Ph.D. as well as by Robert J. Easton and Walter M. Lovenberg, Ph.D.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Easton Associates L.L.C.

        In December 2000, we entered into an agreement with Easton Associates L.L.C. for strategy and market planning services. Under this agreement, Easton Associates was paid $62,500 for services rendered in 2002. Mr. Easton, one of our directors, is the chairman of Easton Associates.

Gary E. Frashier

        In December 2000, we entered into an agreement with Gary E. Frashier, one of our former directors, for consulting services. Mr. Frashier was paid $67,500 for his consulting services during fiscal 2002. This consulting agreement terminated as of May 19, 2003.

Joan H. Gillett

        Pursuant to her termination agreement, dated as of April 30, 2003, Joan Gillett, the former Vice President, Controller and Principal Accounting Officer of eXegenics, was paid a lump sum of $79,000, and is entitled to the costs of the premiums associated with continuing her health insurance for a period of six months commencing as of the date of said agreement.

Ronald L. Goode, Ph.D.

        In May 2001, we sold 100,000 shares of Common Stock to our President and Chief Executive Officer, Ronald L. Goode, Ph.D., for a purchase price of $3.25 per share, the fair market value at the time of the transaction. Dr. Goode paid the purchase price of $325,000 with $25,000 in cash and $300,000 by issuing a five-year promissory note to us bearing interest at a rate of 4.71% per annum, payable semi-annually. To date, Dr. Goode is current on all loan payments and had made $22,325 in interest payments as of December 31, 2002.

Robert J. Rousseau, Ph.D.

        Pursuant to his termination agreement, dated as of January 16, 2003, Robert J. Rousseau, Ph.D., was paid a lump sum of $35,000, less applicable taxes and withholding, and is entitled to the costs of the premiums associated with continuing his health insurance for a period of ninety days commencing as of the date of said agreement. Such amount was fully paid by January 31, 2003. Dr. Rousseau's employment terminated on January 31, 2003.

Roan/Meyers Associates, L.P.

        On August 13, 2002, we entered into an agreement with Roan/Meyers Associates, L.P. for financial advisory services. Pursuant to the terms of this agreement, we paid Roan/Meyers Associates a retainer of $50,000 and must pay them $6,500 per month through July 2003. In addition, we issued them warrants to purchase 125,000 shares of our Common Stock at a purchase price of $1.00 per share, with an expiration date of August 13, 2007, and additional warrants to purchase 125,000 shares of our Common Stock at a purchase price of $0.55 per share, with an expiration date of August 13, 2007. Roan/Meyers Associates is also entitled to reimbursement for reasonable out-of-pocket expenses.

ANNEX B

PETKEVICH & PARTNERS LLC
501 SECOND STREET, SUITE 710 SAN FRANCISCO, CA 94107
TEL: 415 489 2300 FAX: 415 489 2399
MEMBER NASD

July 15, 2003

Board of Directors
 eXegenics, Inc.
2110 Research Row, Suite 621
Dallas, Texas 75235

Members of the Board:

        eXegenics, Inc. (the "Company"), Elk Acquisition, Inc., a wholly owned subsidiary of the Acquiror ("Sub"), and AVI BioPharma, Inc. (the "Acquiror") propose to enter into as of the date hereof an Agreement and Plan of Merger (the "Agreement") pursuant to which Sub will commence an offer (the "Offer") (i) to exchange each of the issued and outstanding shares of common stock of the Company, par value $0.01 per share (the "Company Common Stock"), for a fraction of a share of common stock of the Parent, par value $0.001 per share (the "Parent Common Stock"), equal to the Common Exchange Ratio and (ii) to exchange each of the issued and outstanding shares of preferred stock of the Company, par value $0.01 per share (the "Company Preferred Stock"), for a fraction of a share of Parent Common Stock, equal to the Preferred Exchange Ratio (the "Consideration", collectively, the "Aggregate Consideration"), upon the terms and conditions set out more fully in the Agreement.

        The Agreement also provides that, following consummation of the Offer, Sub will be merged with and into the Company (the "Merger", together with the Offer, the "Transaction"). Pursuant to the Merger, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Company Common Stock held in the treasury of the Company or owned by the Parent or Sub or as to which dissenters' rights have been properly exercised), will be converted into the right to receive the Consideration.

        You have asked us whether, in our opinion, the Aggregate Consideration to be received by all the holders of Company Common Stock and Company Preferred Stock (the "Holders") in the Transaction pursuant to the Agreement is fair from a financial point of view to the Holders in the aggregate.

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror which were furnished to or discussed with us by the Company and the Acquiror;

  (2)
  reviewed certain publicly available business and financial information concerning the Company and the Acquiror;

  (3)
  held discussions with members of senior management and representatives of the Company and the Acquiror concerning the business, past and current business operations, financial conditions and future prospects of both companies, independently and combined;

  (4)
  reviewed a draft of the Agreement, dated July 15, 2003, and drafts of other related agreements;

  (5)
  reviewed the stock prices and trading histories of the Company and the Acquiror;

  (6)
  reviewed the valuations of publicly traded companies that we deemed comparable to the Company;

  (7)
  compared the financial terms of the Offer and the Merger with other transactions that we deemed relevant; and

  (8)
  made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

        In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to us or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any such information. We have relied upon the assurances of the managements of the Acquiror and the Company that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of any of the properties or assets and liabilities (contingent or otherwise) of the Acquiror or the Company, nor were we furnished with any such evaluations or appraisals. We have not conducted any evaluation or analyses of the technology underlying the products of the Acquiror or the Company. With respect to the financial information (and the assumptions and bases therefor) of the Acquiror and the Company that we have discussed with the managements of the Acquiror and the Company upon the advice of the Acquiror and the Company, we have assumed that such information has been reasonably prepared in good faith on the basis of reasonable assumptions, reflects the best currently available estimates and judgments of the managements of the Acquiror and the Company and that forecasts contained in such information will be realized in the amounts and in the time periods currently estimated by the managements of the Acquiror and the Company. We have assumed that the Transaction will be consummated upon the terms set forth in the Agreement without material alterations thereof. We have further assumed that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

        This opinion is necessarily based upon market, economic, and other conditions as in effect on, and the information available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any event's occurring after the date hereof. Our opinion is limited to the fairness, from a financial point of view, to the Holders of the Aggregate Consideration. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction. We have also assumed that the Transaction will be consummated in accordance with the terms of the Agreement without the waiver of any material condition. Our opinion does not address the relative merits of the Transaction and the other business strategies that the Board of Directors of the Company has considered or may be considering, nor does it address the Board of Directors' decision to proceed with the Transaction. We express no opinion as to whether any alternative transaction might produce consideration for the Company in an amount in excess of that contemplated in the Transaction.

        We are acting as financial advisor to the Company in connection with the Transaction and will receive (i) a fee upon delivery of this opinion and (ii) an additional fee upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

        Our advisory services and the opinion expressed herein are provided for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction, and this opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender his shares in the Offer, or take any other actions with respect to the Transaction. This opinion may be included in any proxy statement or Schedule 14D-9 of the Company distributed in connection with the Transaction, provided that this opinion is included therein in full and any description of, or reference to, Petkevich & Partners, LLC or any summary of this opinion included therein is in form and substance reasonably acceptable to us and our legal counsel. Except as provided in the preceding sentence, this opinion shall not be reproduced, summarized, described or referred to, or furnished to any party, nor shall any public reference to Petkevich & Partners, LLC be made, without our prior written consent.

        We are not expressing any opinion herein as to the price at which the Parent Common Stock will trade following the announcement or consummation of the Transaction.

        Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Aggregate Consideration to be received by the Holders in the Transaction pursuant to the Agreement is fair from a financial point of view to such Holders in the aggregate.

Very truly yours,

QuickLinks

  Item 1 . Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated Or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  ANNEX A
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
GENERAL
CHANGE IN CONTROL
VOTING SECURITIES OF EXEGENICS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
MANAGEMENT
EXECUTIVE COMPENSATION
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
  ANNEX B